Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2021

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2021 and 2020

(Unaudited)

RESPECTED
TRUSTED
PROFESSIONAL

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co.,Ltd. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2021, and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 32 of the financial statements. As explained in Note 32, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 3, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

May 17, 2021

Seoul, Korea

This report is effective as of May 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(In millions of won)	Note		March 31, 2021 (Unaudited)	December 31, 2020
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	30,039,120	33,410,542
Financial assets at fair value through profit or loss	4, 8		62,348,315	59,091,403
Derivative assets	4, 9		3,847,932	5,633,915
Securities at fair value through other comprehensive income	4, 10		58,763,220	58,316,112
Securities at amortized cost	4, 10		48,017,601	47,282,623
Loans at amortized cost	4, 11		368,125,098	356,221,519
Property and equipment			4,016,598	3,989,697
Intangible assets			5,507,246	5,480,619
Investments in associates	12		2,822,858	2,657,768
Current tax receivable			53,508	51,894
Deferred tax assets			101,274	215,345
Investment property			605,131	615,235
Defined benefit assets	16		21,190	18,374
Other assets	4,11		34,416,413	32,194,666
Assets held for sale			51,493	54,392
Total assets		~~W~~	618,736,997	605,234,104

Liabilities
Deposits	4	~~W~~	336,660,736	326,416,868
Financial liabilities at fair value through profit or loss	4, 13		1,558,414	1,436,694
Financial liabilities designated at fair value through profit or loss	4, 14		7,908,463	8,455,724
Derivative liabilities	4, 9		3,142,941	5,016,567
Borrowings	4		39,824,539	41,594,064
Debt securities issued	4, 15		75,856,275	75,134,394
Defined benefit liabilities	16		76,996	62,514
Provisions	17		873,730	804,736
Current tax payable			623,392	389,586
Deferred tax liabilities			357,851	579,656
Liabilities under insurance contracts	18		53,571,633	53,460,230
Other liabilities	4		51,539,435	45,526,213
Total liabilities			571,994,405	558,877,246

Equity	19
Capital stock			2,969,641	2,969,641
Hybrid bonds			2,778,525	2,179,934
Capital surplus			12,095,043	12,234,939
Capital adjustments			(664,848)	(687,935)
Accumulated other comprehensive loss			(793,420)	(404,181)
Retained earnings			28,123,613	27,777,169
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			44,508,554	44,069,567
Non-controlling interests			2,234,038	2,287,291
Total equity			46,742,592	46,356,858

Total liabilities and equity		~~W~~	618,736,997	605,234,104

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2021 and 2020

			Three-month periods ended March 31
(In millions of won)	Note		2021 (Unaudited)	2020 (Unaudited)

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,350,877	3,630,365
Financial assets at fair value through profit or loss			171,809	230,972
			3,522,686	3,861,337
Interest expense			(966,333)	(1,397,905)
Net interest income	20		2,556,353	2,463,432

Fees and commission income			1,024,416	895,436
Fees and commission expense			(342,957)	(363,955)
Net fees and commission income	21		681,459	531,481

Insurance income			1,697,622	1,767,683
Insurance expenses			(1,853,658)	(1,968,532)
Net insurance loss	18		(156,036)	(200,849)

Dividend income			35,273	30,082
Net gain (loss) on financial assets at fair value through profit or loss			492,214	(1,372,420)
Net gain on financial assets at fair value through profit or loss (overlay approach)			67,921	34,700
Net gain (loss) on financial assets designated at fair value through profit or loss			(177,678)	1,407,406
Net foreign currency transaction gain (loss)			(26,385)	25,385
Net gain on disposal of financial asset at fair value through other comprehensive income	10		37,863	110,259
Net loss on disposal of securities at amortized cost	10		(12)	(8)
Net provision for allowance for credit loss	22		(180,054)	(283,914)
General and administrative expenses	23		(1,279,009)	(1,197,888)
Other operating expenses, net			(369,530)	(290,275)

Operating income			1,682,379	1,257,391

Equity method income	12		12,639	17,307
Other non-operating income(loss), net			(49,686)	1,884
Profit before income taxes			1,645,332	1,276,582

Income tax expense	25		427,391	327,042
Profit for the period		~~W~~	1,217,941	949,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2021 and 2020

			Three-month periods ended March 31
(In millions of won, except earnings per share)	Note		2021 (Unaudited)	2020 (Unaudited)

Other comprehensive loss for the period, net of income tax	19	~~W~~	(400,096)	(7,857)
Items that are or may be reclassified to profit or loss:
Gain (loss) on valuation of financial assets at fair value through other comprehensive income			(436,904)	12,260
Loss on financial instruments at fair value through profit or loss (overlay approach)			(47,555)	(19,928)
Equity in other comprehensive income (loss) of associates			3,377	(1,429)
Foreign currency translation adjustments for foreign operations			84,406	58,771
Net change in unrealized fair value of cash flow hedges			7,923	(19,263)
Other comprehensive income of separate account			(13,085)	591
			(401,838)	31,002
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(403)	(695)
Equity in other comprehensive loss of associates			(2)	(10)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income			11,317	(34,377)
Loss on disposal of financial assets at fair value through other comprehensive income			(9,476)	(3,765)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			306	(12)
			1,742	(38,859)

Total comprehensive income for the period		~~W~~	817,845	941,683

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,191,938	932,400
Non-controlling interests			26,003	17,140
		~~W~~	1,217,941	949,540
Total comprehensive income for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	792,697	924,457
Non-controlling interests			25,148	17,226
		~~W~~	817,845	941,683

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	2,173	1,848

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2020

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	932,400	932,400	17,140	949,540
Other comprehensive income (loss) for the period, net of income tax:
Gain (loss) on financial assets at fair value through other comprehensive income		-	-	-	-	(26,073)	-	(26,073)	191	(25,882)
Loss on financial assets at fair value through profit or loss (overlay approach)		-	-	-	-	(19,928)	-	(19,928)	-	(19,928)
Equity in other comprehensive income of associates		-	-	-	-	(1,439)	-	(1,439)	-	(1,439)
Foreign currency translation adjustments		-	-	-	-	58,873	-	58,873	(102)	58,771
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(19,263)	-	(19,263)	-	(19,263)
Other comprehensive income of separate account		-	-	-	-	591	-	591	-	591
Remeasurements of defined benefits		-	-	-	-	(692)	-	(692)	(3)	(695)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(12)	-	(12)	-	(12)
Total other comprehensive income for the period		-	-	-	-	(7,943)	-	(7,943)	86	(7,857)
Total comprehensive income for the period		-	-	-	-	(7,943)	932,400	924,457	17,226	941,683

Other changes in equity
Dividends		-	-	-	-	-	(883,929)	(883,929)	-	(883,929)
Dividends to hybrid bonds		-	-	-	-	-	(29,144)	(29,144)	-	(29,144)
Paid-in capital increase		41,164	-	288,022	-	-	-	329,186	-	329,186
Acquisition of treasury stock (Note 19)		-	-	-	(148)	-	-	(148)	-	(148)
Disposal of treasury stock (Note 19)		-	-	-	290,666	-	-	290,666	-	290,666
Change in other capital adjustments		-	-	471,812	(6,673)	-	-	465,139	-	465,139
Change in other non-controlling interests		-	-	-	-	-	-	-	(1,101,809)	(1,101,809)
		41,164	-	759,834	283,845	-	(913,073)	171,770	(1,101,809)	(930,039)
Reclassification between OCI and retained earnings		-	-	-	-	3,764	(3,764)	-	-	-
Balance at March 31, 2020(Unaudited)	~~W~~	2,773,627	1,731,235	11,325,187	(832,925)	(264,335)	25,541,384	40,274,173	1,667,852	41,942,025

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2021

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests		Total

Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291		46,356,858
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	1,191,938	1,191,938	26,003		1,217,941
Other comprehensive income (loss) for the period, net of income tax:
Loss on financial assets at fair value through other comprehensive income		-	-	-	-	(434,287)	-	(434,287)	(776)		(435,063)
Loss on financial assets at fair value through profit or loss (overlay approach)		-	-	-	-	(47,555)	-	(47,555)	-		(47,555)
Equity in other comprehensive income of associates		-	-	-	-	3,375	-	3,375	-		3,375
Foreign currency translation adjustments		-	-	-	-	84,483	-	84,483	(77)		84,406
Net change in unrealized fair value of cash flow hedges		-	-	-	-	7,923	-	7,923	-		7,923
Other comprehensive loss of separate account		-	-	-	-	(13,085)	-	(13,085)	-		(13,085)
Remeasurements of defined benefits		-	-	-	-	(401)	-	(401)	(2)		(403)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	306	-	306	-		306
Total other comprehensive income for the period		-	-	-	-	(399,241)	-	(399,241)	(855)	-	(400,096)
Total comprehensive income for the period		-	-	-	-	(399,241)	1,191,938	792,697	25,148		817,845

Other changes in equity
Dividends		-	-	-	-	-	(803,838)	(803,838)	-		(803,838)
Dividends to hybrid bonds		-	-	-	-	-	(31,462)	(31,462)	-		(31,462)
Issuance of hybrid bonds		-	598,591	-	-	-	-	598,591	-		598,591
Acquisition of treasury stock (Note 19)		-	-	-	(79)	-	-	(79)	-		(79)
Disposal of treasury stock (Note 19)		-	-	-	23,589	-	-	23,589	-		23,589
Change in other capital adjustments		-	-	(105)	(423)	-	(192)	(720)	-		(720)
Change in other non-controlling interests		-	-	(139,791)	-	-	-	(139,791)	(78,401)		(218,192)
		-	598,591	(139,896)	23,087	-	(835,492)	(353,710)	(78,401)		(432,111)
Reclassification between OCI and retained earnings		-	-	-	-	10,002	(10,002)	-	-		-
Balance at March 31, 2021(Unaudited)	~~W~~	2,969,641	2,778,525	12,095,043	(664,848)	(793,420)	28,123,613	44,508,554	2,234,038		46,742,592

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2021 and 2020

			Three-month periods ended March 31
(In millions of won)	Note		2021 (Unaudited)	2020 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	1,645,332	1,276,582
Adjustments for:
Interest income	20		(3,522,686)	(3,861,337)
Interest expense	20		966,333	1,397,905
Dividend income			(35,273)	(30,082)
Net fees and commission expense			52,365	44,442
Net insurance loss			262,235	267,360
Net gain on financial instruments at fair value through profit or loss			(61,754)	(17,145)
Net loss (gain) on derivatives			(247,725)	1,003,488
Net gain on financial instruments at fair value through profit or loss (overlay approach)			(67,921)	(34,700)
Net foreign currency translation loss			83,897	62,623
Net gain on financial instruments designated at fair value through profit or loss			(4,940)	(1,449,181)
Net gain on disposal of financial asset at fair value through other comprehensive income	10		(37,863)	(110,259)
Net provision for allowance for credit loss	22		180,054	283,914
Net loss on disposal of securities at amortized cost	10		12	8
Employee benefits			56,907	44,375
Depreciation and amortization	23		215,847	186,228
Other operating (income) expense			83,257	(41,443)
Equity method income, net	12		(12,639)	(17,307)
Other non-operating (income) expense, net			55,240	(4,835)
			(2,034,654)	(2,275,946)

Changes in assets and liabilities:
Due from banks at amortized cost			3,687,202	(2,531,901)
Securities at fair value through profit or loss			(3,057,606)	(2,940,786)
Due from banks at fair value through profit or loss			30,000	226,826
Loans at fair value through profit or loss			402,986	(169,511)
Financial instruments designated at fair value through profit or loss			(542,321)	717,634
Derivative instruments			1,918	2,619,116
Loans at amortized cost			(10,602,620)	(9,437,375)
Other assets			(2,890,201)	(9,948,984)
Deposits			10,181,126	12,955,064
Liabilities for defined benefit obligations			(36,418)	(28,602)
Provisions			(9,007)	(7,325)
Other liabilities			4,789,419	6,940,921
			1,954,478	(1,604,923)

Income taxes paid			(131,968)	(143,744)
Interest received			3,544,298	3,931,965
Interest paid			(1,091,946)	(1,440,309)
Dividends received			27,079	33,129
Net cash inflow (outflow) from operating activities		~~W~~	3,912,619	(223,246)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2021 and 2020

			Three-month periods ended March 31
(In millions of won)	Note		2021 (Unaudited)	2020 (Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	1,017,664	1,478,268
Increase in financial instruments at fair value through profit or loss			(1,473,306)	(1,420,114)
Decrease in financial assets at fair value through other comprehensive income			12,038,515	16,733,884
Increase in financial assets at fair value through other comprehensive income			(13,082,113)	(16,741,255)
Decrease insecurities at amortized cost			1,478,392	2,065,314
Increase in securities at amortized cost			(2,111,705)	(2,516,651)
Proceeds from disposal of property and equipment			8,371	14,780
Acquisition of property and equipment			(53,870)	(58,647)
Proceeds from disposal of intangible assets			5,007	1,732
Acquisition of intangible assets			(146,669)	(103,457)
Proceeds from disposal of investments in associates			101,180	28,331
Acquisition of investments in associates			(89,941)	(184,361)
Proceeds from disposal of investment property			10	-
Acquisition of investment property			(436)	(238,054)
Decrease (increase) in other assets			8,306	(36,770)
Proceeds from settlement of hedging derivative financial instruments for financial assets			11,483	2,847
Payment of settlement of hedging derivative financial instruments for financial assets			(4,469)	(55,684)
Net cash outflow from investing activities		~~W~~	(2,293,581)	(1,029,837)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	598,591	-
Net increase (decrease) in borrowings			(2,198,692)	1,461,582
Proceeds from debt securities issued			6,613,711	3,873,683
Repayments of debt securities issued			(6,143,803)	(4,627,441)
Increase in other liabilities			6,032	525
Dividends paid			(50,983)	(55,016)
Proceeds from settlement of hedging derivative financial instruments			352,312	410,609
Payment of settlement of hedging derivative financial instruments			(347,187)	(385,085)
Increase (decrease) in non-controlling interests			(237,511)	17,883
Acquisition of treasury stock			(79)	(148)
Disposal and retirement expense of treasury stocks			23,588	-
Redemption of lease liabilities			(72,901)	(67,577)
Payment of stock issuance costs			(105)	(2,228)
Net inflow (outflow) from financing activities			(1,457,027)	626,787

Effect of exchange rate changes on cash and cash equivalents			39,426	29,636
Increase (decrease) in cash and cash equivalents			201,437	(596,660)

Cash and cash equivalents at the beginning of the period	28		8,962,982	8,579,174

Cash and cash equivalents at the end of the period	28	~~W~~	9,164,419	7,982,514

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2021 and December 31, 2020 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		March 31, 2021	December 31, 2020
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	March 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan Asset Management Co., Ltd.(*2)	〃	〃	100.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
	Asia Trust Co., Ltd.			60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co, Ltd.(*3)	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co.,Ltd.	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

1.  Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2021 and December 31, 2020 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		March 31, 2021	December 31, 2020
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	March 31	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.(*4)	Vietnam	〃	100.0	-
Shinhan Asset Management Co., Ltd.	Shinhan ASSET MGT HK Ltd.(*5)	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) The Group acquired additional shares of Shinhan BNPP Asset Management Co., Ltd. for the three-month period ended March 31, 2021, and Shinhan BNPP Asset Management Co., Ltd. became a wholly owned subsidiary of the Group. The name is changed from Shinhan BNPP Asset Management Co., Ltd. to Shinhan Asset Management Co., Ltd..

(*3) The name is changed from Neoplux Co, Ltd. to Shinhan Venture Investment Co, Ltd..

(*4) Subject to consolidation as a newly invested subsidiary for the three-month period ended March 31, 2021.

(*5) For the three-month period ended March 31, 2021, the name was changed to Shinhan ASSET MGT HK Ltd..

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Trusts managed by Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 207 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 121 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021			December 31, 2020
Investees(*1)(*2)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	37,444,276	11,296,523	26,147,753	35,483,914	10,426,817	25,057,097
Shinhan Bank		439,349,818	411,849,851	27,499,967	427,675,103	400,009,589	27,665,514
Shinhan Card Co., Ltd.		35,522,232	29,316,013	6,206,219	34,885,223	28,465,675	6,419,548
Shinhan Investment Corp.		46,258,884	41,700,127	4,558,757	46,632,433	42,258,341	4,374,092
Shinhan Life Insurance Co., Ltd.		36,520,560	34,114,575	2,405,985	36,777,496	34,232,052	2,545,444
Orange Life Insurance Co., Ltd.		33,478,702	30,501,857	2,976,845	33,813,587	30,574,073	3,239,514
Shinhan Capital Co., Ltd.		9,780,395	8,556,189	1,224,206	8,901,349	7,710,010	1,191,339
Jeju Bank		6,512,289	6,001,854	510,435	6,531,838	6,022,397	509,441
Shinhan Credit Information Co., Ltd.		28,215	10,449	17,766	27,806	10,826	16,980
Shinhan Alternative Investment Management Inc.		81,833	66,037	15,796	87,053	71,591	15,462
Shinhan Asset Management Co., Ltd.		199,987	18,223	181,764	191,127	20,530	170,597
SHC Management Co., Ltd.		9,641	3	9,638	9,644	-	9,644
Shinhan DS		95,824	70,104	25,720	95,150	70,916	24,234
Shinhan Savings Bank		2,045,864	1,838,588	207,276	1,842,231	1,635,433	206,798
Asia Trust Co., Ltd.		280,995	89,627	191,368	259,899	85,274	174,625
Shinhan AITAS Co., Ltd.		82,963	10,603	72,360	87,378	12,159	75,219
Shinhan REITs Management Co., Ltd.		54,205	8,361	45,844	52,555	8,582	43,973
Shinhan AI Co., Ltd.		42,695	1,509	41,186	42,903	1,890	41,013
Shinhan Venture Investment Co, Ltd.		74,859	10,786	64,073	72,550	12,697	59,853

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

1.  Reporting entity (continued)

ii) The summarized income information of the controlling company and the Group’s major consolidated subsidiaries for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021			March 31, 2020
Investees(*1)(*2)		Operating income	Net income (loss)	Com- prehensive income (loss)	Operating income	Net income (loss)	Com- prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,454,999	1,328,049	1,328,049	1,480,372	1,364,977	1,364,977
Shinhan Bank		7,819,880	656,568	619,855	10,239,734	626,607	611,646
Shinhan Card Co., Ltd.		1,081,992	168,420	181,347	1,090,948	126,293	100,685
Shinhan Investment Corp.		2,727,532	168,103	193,014	4,828,956	46,642	63,977
Shinhan Life Insurance Co., Ltd.		1,410,981	72,825	(86,496)	1,522,391	39,674	105,935
Orange Life Insurance Co., Ltd.		1,085,461	107,686	(151,149)	1,095,630	59,508	(61,928)
Shinhan Capital Co., Ltd.		179,073	59,174	58,894	147,410	42,707	42,842
Jeju Bank		48,527	7,806	4,779	55,526	5,648	6,512
Shinhan Credit Information Co., Ltd.		10,547	805	805	10,549	709	709
Shinhan Alternative Investment Management Inc.		3,559	333	333	4,964	1,564	1,564
Shinhan Asset Management Co., Ltd.		30,503	11,219	11,257	21,291	4,648	4,718
SHC Management Co., Ltd.		12	(6)	(6)	28	9	9
Shinhan DS		49,732	1,384	1,538	35,404	(939)	(887)
Shinhan Savings Bank		32,718	5,429	5,554	29,807	6,289	6,305
Asia Trust Co., Ltd.		32,785	16,748	16,743	17,958	7,404	7,403
Shinhan AITAS Co., Ltd.		13,053	1,939	1,939	14,458	3,629	3,629
Shinhan REITs Management Co., Ltd.		3,214	1,872	1,871	1,589	(1,154)	(1,154)
Shinhan AI Co., Ltd.		2,709	176	173	2,331	63	62
Shinhan Venture Investment Co, Ltd.(*3)		10,315	4,220	4,239	-	-	-

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

2. Basis of preparation

(a) Statement of compliance

These consolidated interim financial statements of the Group were prepared in accordance with K-IFRS as part of the period covered by the Group’s K-IFRS annual financial statements. They are prepared under K-IFRS No.1034, ‘Interim Financial Reporting’, do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2020.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

3. Significant accounting policies

The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2020, except for the following amendments that has been applied for the first time since January 1, 2021 and as described in Note 2. (b).

(a) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate benchmark of a financial instrument measured at amortized cost in relation to the reform of the interest rate benchmark. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate benchmark replacement occurs in a hedging relationship. The Group is determining whether there will be any impacts on the consolidated financial statements due to the amendments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

Establish risk management basic policy in line with management strategy

-Determine the level of risk that can be assumed by the Group and each subsidiary

-Approve appropriate investment limit or loss allowance limit

-Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

-Matters concerning risk management organization structure and division of duties

-Matters concerning the operation of the risk management system;

-Matters concerning the establishment of various limits and approval of limits

-Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems

-Matters concerning risk disclosure policy

-Analysis of crisis situation, related capital management plan and financing plan

-Matters deemed necessary by the board of directors

-Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

-Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product∙new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④ Risk Management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department to enhance the soundness of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between the credit officer of the branch and the headquarters’ Review Committee. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Credits for corporate customers are performed by the loan officers and reviewers of branch offices by automatically searching for anticipated insolvent companies among business loan partners, and the credit department independent of the business sector evaluates the adequacy of the result of the loan review and, if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business group, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business group and supporting group, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card's credit scoring system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the AS credit rating is above the standard. The company's internal information, CB company's external information, and personal information on the application are used to calculate the AS credit rating. The BS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is a key variable input to determine the term structure of probability of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

GDP growth rate	Negative
Private consumption index	Negative
Facility investment growth rate	Negative
Consumer price index growth rate	Negative
Current account of South Korea	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past ten years.

The Group uses forward-looking information to estimate expected credit loss in accordance with K-IFRS No. 1109 'Financial Instruments'. The default rate forecast applied in estimating allowance for expected credit loss for the year ended December 31, 2020 was re-estimated using changed forward-looking information on GDP growth rate and private consumption index, which were major variables for calculating the default rate.

As of March 31, 2021, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the economic effects of the COVID-19.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the used amount previously withdrawn and amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	16,851,363	17,016,263
Retail		174,335,141	170,314,316
Government/Public sector/Central bank		21,830,271	24,778,332
Corporations		159,804,267	152,895,324
Card receivable		23,020,603	22,822,546
		395,841,645	387,826,781

Due from banks and loans at fair value through profit or loss(*3):
Banks		101,622	93,109
Corporations		1,544,109	1,986,804
		1,645,731	2,079,913

Securities at fair value through profit or loss		58,916,149	55,275,031
Securities at fair value through other comprehensive income		57,811,628	57,409,433
Securities at amortized cost(*1)		48,017,601	47,282,623
Derivative assets		3,847,932	5,633,915
Other financial assets(*1)(*2)		21,493,127	20,341,191
Financial guarantee contracts		4,880,566	4,481,506
Loan commitments and other credit liabilities		190,641,703	187,067,821
	~~W~~	783,096,082	767,398,214

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured key money deposits, prepayment, and domestic exchange settlement debit settled in a day.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,286,268	2,486,836	83,529	9,428	-	16,866,061	(14,698)	16,851,363	98,884
Retail		158,427,426	6,019,920	7,297,344	2,560,393	583,477	174,888,560	(553,419)	174,335,141	114,760,571
Government/Public sector /Central bank		20,882,349	918,027	34,183	-	-	21,834,559	(4,288)	21,830,271	-
Corporations		92,079,696	43,776,549	9,278,135	15,219,048	1,042,252	161,395,680	(1,591,413)	159,804,267	85,638,366
Card receivable		17,137,529	2,309,743	1,745,596	2,247,096	440,766	23,880,730	(860,127)	23,020,603	6,739
		302,813,268	55,511,075	18,438,787	20,035,965	2,066,495	398,865,590	(3,023,945)	395,841,645	200,504,560
Securities at fair value through other comprehensive income(*)		51,002,589	6,631,241	-	177,798	-	57,811,628	-	57,811,628	-
Securities at amortized cost		46,569,631	1,458,553	-	-	-	48,028,184	(10,583)	48,017,601	-
	~~W~~	400,385,488	63,600,869	18,438,787	20,213,763	2,066,495	504,705,402	(3,034,528)	501,670,874	200,504,560

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of March 31, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,935,722	1,996,948	87,084	10,027	-	17,029,781	(13,518)	17,016,263	29,994
Retail		152,159,976	8,385,069	6,062,587	3,686,863	574,354	170,868,849	(554,533)	170,314,316	91,711,254
Government/Public sector /Central bank		23,849,701	834,912	96,183	1,748	-	24,782,544	(4,212)	24,778,332	9,000
Corporations		93,740,349	34,637,533	11,391,410	13,758,332	982,037	154,509,661	(1,614,337)	152,895,324	83,580,715
Card receivable		16,995,332	2,304,536	1,754,723	2,197,877	454,451	23,706,919	(884,373)	22,822,546	6,845
		301,681,080	48,158,998	19,391,987	19,654,847	2,010,842	390,897,754	(3,070,973)	387,826,781	175,337,808
Securities at fair value through other comprehensive income(*)		48,506,057	8,636,241	-	267,135	-	57,409,433	-	57,409,433	-
Securities at amortized cost		45,888,769	1,404,340	-	-	-	47,293,109	(10,486)	47,282,623	-
	~~W~~	396,075,906	58,199,579	19,391,987	19,921,982	2,010,842	495,600,296	(3,081,459)	492,518,837	175,337,808

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 21,452million and ~~W~~ 23,171 million as of March 31, 2021 and December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,968,970	1,480,915	-	4,449,885
Lifetime expected credit loss		251,936	178,588	-	430,524
Impaired		-	-	157	157
		3,220,906	1,659,503	157	4,880,566
Loan commitment and other credit line
12-month expected credit loss		135,792,943	45,560,223	-	181,353,166
Lifetime expected credit loss		6,589,516	2,693,116	-	9,282,632
Impaired		-	-	5,905	5,905
		142,382,459	48,253,339	5,905	190,641,703
	~~W~~	145,603,365	49,912,842	6,062	195,522,269

		December 31, 2020
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,884,641	1,110,945	-	3,995,586
Lifetime expected credit loss		308,785	176,977	-	485,762
Impaired		-	-	158	158
		3,193,426	1,287,922	158	4,481,506
Loan commitment and other credit line
12-month expected credit loss		156,787,448	20,715,236	-	177,502,684
Lifetime expected credit loss		6,738,016	2,822,003	-	9,560,019
Impaired		-	-	5,118	5,118
		163,525,464	23,537,239	5,118	187,067,821
	~~W~~	166,718,890	24,825,161	5,276	191,549,327

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Credit card bonds)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,499,970	-	-	-	-	-	351,393	-	16,851,363
Retail		-	-	-	-	-	-	-	174,335,141	174,335,141
Government/ Public sector/ Central bank		21,794,217	-	-	1,796	-	-	34,258	-	21,830,271
Corporations		12,433,397	50,080,509	19,457,563	36,943,495	3,689,938	6,480,966	30,718,399	-	159,804,267
Card receivable		46,246	210,897	224,024	36,674	38,795	26,063	1,541,766	20,896,138	23,020,603
		50,773,830	50,291,406	19,681,587	36,981,965	3,728,733	6,507,029	32,645,816	195,231,279	395,841,645
Due from banks and loans at FVTPL
Banks		101,622	-	-	-	-	-	-	-	101,622
Corporations		1,066,439	337,286	25,410	32,749	3,000	-	79,225	-	1,544,109
		1,168,061	337,286	25,410	32,749	3,000	-	79,225	-	1,645,731
Securities at fair value through profit or loss		34,888,022	3,425,499	1,267,817	675,326	404,693	105,023	18,149,769	-	58,916,149
Securities at fair value through other comprehensive income		24,681,157	3,319,953	536,206	926,116	1,009,697	-	27,338,499	-	57,811,628
Securities at amortized cost		10,115,084	22,660	-	1,061,465	1,241,437	-	35,576,955	-	48,017,601
	~~W~~	121,626,154	57,396,804	21,511,020	39,677,621	6,387,560	6,612,052	113,790,264	195,231,279	562,232,754

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,656,030	-	-	-	-	-	360,233	-	17,016,263
Retail		-	-	-	-	-	-	-	170,314,316	170,314,316
Government/ Public sector/ Central bank		24,671,308	-	-	1,796	-	-	105,228	-	24,778,332
Corporations		10,403,261	48,430,680	18,679,397	35,920,334	3,521,216	6,479,253	29,461,183	-	152,895,324
Card receivable		44,980	169,900	252,537	36,372	38,456	23,150	1,685,293	20,571,858	22,822,546
		51,775,579	48,600,580	18,931,934	35,958,502	3,559,672	6,502,403	31,611,937	190,886,174	387,826,781
Due from banks and loans at FVTPL:
Banks		63,112	-	-	29,997	-	-	-	-	93,109
Corporations		1,114,789	641,554	19,210	51,008	3,000	-	157,243	-	1,986,804
		1,177,901	641,554	19,210	81,005	3,000	-	157,243	-	2,079,913
Securities at fair value through profit or loss		34,294,362	2,978,991	1,223,958	574,547	248,399	46,177	15,908,597	-	55,275,031
Securities at fair value through other comprehensive income		26,528,743	3,448,765	577,781	830,988	974,333	22,643	25,026,180	-	57,409,433
Securities at amortized cost		10,361,913	21,750	-	1,053,779	963,348	-	34,881,833	-	47,282,623
	~~W~~	124,138,498	55,691,640	20,752,883	38,498,821	5,748,752	6,571,223	107,585,790	190,886,174	549,873,781

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	196,068,397	32,828,608	35,027,576	57,859,437	14,872,663	2,300,565	338,957,246
Financial liabilities at FVTPL		1,535,714	496	1,572	2,116	20,920	-	1,560,818
Borrowings		12,890,886	3,213,339	3,952,078	5,930,501	10,022,145	4,076,577	40,085,526
Debt securities issued		6,348,160	4,401,436	5,402,427	12,500,327	45,469,926	5,297,874	79,420,150
Financial liabilities designated at FVTPL		434,289	262,196	183,622	1,287,219	4,611,428	1,129,709	7,908,463
Other financial liabilities		38,613,028	93,397	133,137	330,855	720,867	92,858	39,984,142
	~~W~~	255,890,474	40,799,472	44,700,412	77,910,455	75,717,949	12,897,583	507,916,345
Off balance(*4):
Finance guarantee contracts	~~W~~	4,880,566	-	-	-	-	-	4,880,566
Loan commitments and other		191,089,384	-	-	-	-	-	191,089,384
	~~W~~	195,969,950	-	-	-	-	-	195,969,950

Derivatives:
Derivatives	~~W~~	697,581	43,002	54,873	45,159	49,034	85,612	975,261

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of March 31, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	187,299,944	28,357,521	36,578,825	59,863,780	14,894,480	2,355,459	329,350,009
Financial liabilities at fair value through profit or loss		1,409,608	794	7,042	2,785	18,870	-	1,439,099
Borrowings		14,670,192	3,783,621	2,920,338	5,463,070	10,692,374	4,392,815	41,922,410
Debt securities issued		5,872,508	6,261,775	5,039,503	11,457,246	43,712,609	6,454,265	78,797,906
Financial liabilities designated at fair value through profit or loss		596,675	221,857	336,784	1,277,802	5,043,549	979,057	8,455,724
Other financial liabilities		29,128,836	97,138	151,655	542,221	643,043	75,813	30,638,706
	~~W~~	238,977,763	38,722,706	45,034,147	78,606,904	75,004,925	14,257,409	490,603,854
Off balance(*4):
Finance guarantee contracts	~~W~~	4,481,506	-	-	-	-	-	4,481,506
Loan commitments and other		187,536,416	-	-	19,900	-	-	187,556,316
	~~W~~	192,017,922	-	-	19,900	-	-	192,037,822

Derivatives:
Derivatives	~~W~~	419,951	29,829	75,483	149,274	103,770	101,072	879,379

(*1) These amounts include cash flows of principal and interest on financial instruments.

(*2) Demand deposits amounting to ~~W~~159,058,718 million and ~~W~~148,725,197 million as of March 31, 2021 and December 31, 2020 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial instruments held for trading measured at market price are included in the ‘Less than 1 month’ category.

(*4) Financial guarantees such as financial guarantee contracts and loan commitments and other credit contributions provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of March 31, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of the end of the current quarter, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	31,632	31,632
Loan receivables measured at FVTPL		-	469,078	1,145,021	1,614,099
Financial assets at FVTPL:
Debt securities and other securities		7,191,728	42,699,537	8,916,509	58,807,774
Equity securities		693,807	224,062	868,566	1,786,435
Gold/silver deposits		108,375	-	-	108,375
		7,993,910	42,923,599	9,785,075	60,702,584
Derivative assets:
Trading		106,800	3,000,465	445,857	3,553,122
Hedging		-	294,688	122	294,810
		106,800	3,295,153	445,979	3,847,932
Securities measured at FVOCI:
Debt securities		20,269,411	37,542,217	-	57,811,628
Equity securities		202,510	49,158	699,924	951,592
		20,471,921	37,591,375	699,924	58,763,220
	~~W~~	28,572,631	84,279,205	12,107,631	124,959,467
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,019,563	-	-	1,019,563
Gold/silver deposits		538,851	-	-	538,851
		1,558,414	-	-	1,558,414
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	278,663	7,629,800	7,908,463
Derivative liabilities:
Trading		153,837	2,604,566	84,598	2,843,001
Hedging		-	189,545	110,395	299,940
		153,837	2,794,111	194,993	3,142,941
	~~W~~	1,712,251	3,072,774	7,824,793	12,609,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	63,112	63,112
Loan receivables measured at FVTPL		-	708,111	1,308,690	2,016,801
Financial assets at FVTPL:
Debt securities and other securities		7,029,453	39,335,739	8,721,500	55,086,692
Equity securities		693,816	210,230	832,413	1,736,459
Gold/silver deposits		188,339	-	-	188,339
		7,911,608	39,545,969	9,553,913	57,011,490
Derivative assets:
Trading		125,339	4,623,218	408,855	5,157,412
Hedging		-	475,708	795	476,503
		125,339	5,098,926	409,650	5,633,915
Securities measured at FVOCI:
Debt securities		17,515,390	39,861,238	32,805	57,409,433
Equity securities		172,403	49,673	684,603	906,679
		17,687,793	39,910,911	717,408	58,316,112
	~~W~~	25,724,740	85,263,917	12,052,773	123,041,430
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	897,129	-	-	897,129
Gold/silver deposits		539,565	-	-	539,565
		1,436,694	-	-	1,436,694
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	314,220	8,141,504	8,455,724
Derivative liabilities:
Trading		161,628	4,431,080	87,356	4,680,064
Hedging		-	233,684	102,819	336,503
		161,628	4,664,764	190,175	5,016,567
	~~W~~	1,598,322	4,978,984	8,331,679	14,908,985

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows:

		March 31, 2021
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	10,925,715	717,408	(8,141,504)	219,475
Recognized in total comprehensive income for the period :
Recognized in profit (loss) for the period (*1)		41,876	448	(144,212)	83,326
Recognized in other comprehensive income (loss) for the period		4,964	13	622	-
		46,840	461	(143,590)	83,326
Purchase		900,351	19,902	-	185
Issue		-	-	(2,718,597)	-
Settlement		(995,846)	(37,847)	3,373,891	(52,058)
Reclassification(*3)		(9,512)	-	-	-
Transfer to level3(*2)		97,744	-	-	58
Transfer from level3(*2)		(3,564)	-	-	-
Ending balance	~~W~~	10,961,728	699,924	(7,629,800)	250,986

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856
Recognized in total comprehensive income for the period :
Recognized in profit (loss) for the period (*1)		(59,931)	(2,094)	(196,743)	136,386
Recognized in other comprehensive income (loss) for the period		69,819	(2,521)	(9,689)	-
		9,888	(4,615)	(206,432)	136,386
Purchase		4,461,802	61,919	-	1,171
Issue		-	-	(9,043,503)	-
Settlement		(5,231,666)	(14)	9,928,472	(74,584)
Reclassification(*3)		(377,641)	-	-	-
Transfer to level3(*2)		358,123	-	(308,552)	625
Transfer from level3(*2)		(57,513)	-	-	21
Business combination (Note 31)		463	-	-	-
Ending balance	~~W~~	10,925,715	717,408	(8,141,504)	219,475

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2021 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		March 31, 2021
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain on financial assets at fair value through profit or loss	~~W~~	131,910	87,136
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(144,212)	19,978
Net gain on securities at fair value through other comprehensive income		448	-
Other operating expenses		(6,708)	(9,934)
	~~W~~	(18,562)	97,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the evaluated values obtained by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2021 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		March 31, 2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net loss on financial assets at fair value through profit or loss	~~W~~	(854,388)	(867,664)
Net gain on financial liabilities designated at fair value through profit or loss		1,166,851	1,205,963
Net gain on securities at fair value through other comprehensive income		1,944	835
Other operating expenses		(24,663)	(24,663)
	~~W~~	289,744	314,471

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation. .

(*3) It has been replaced by investment in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV	~~W~~	43,168,615	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		224,062	Price of underlying assets such as stocks, bonds, etc.
			43,392,677
Derivative assets
Trading	Option model, DCF		3,000,465	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			294,688
			3,295,153
Securities at fair value through other comprehensive income
Debt securities	DCF		37,542,217	Discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		49,158
			37,591,375
		~~W~~	84,279,205
Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	DCF	~~W~~	278,663	Discount rate
Derivative liabilities
Trading	Option model, DCF		2,604,566	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			189,545
			2,794,111
		~~W~~	3,072,774

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2021 and December 31, 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	40,043,850	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		210,230	Price of underlying assets such as stocks, bonds, etc.
			40,254,080
Derivative assets
Trading	Option model, DCF		4,623,218	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			475,708
			5,098,926
Securities at fair value through other comprehensive income
Debt securities	DCF		39,861,238	Discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		49,673
			39,910,911
		~~W~~	85,263,917
Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	DCF	~~W~~	314,220	Discount rate
Derivative liabilities
Trading	Option model, DCF		4,431,080	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			233,684
			4,664,764
		~~W~~	4,978,984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis	~~W~~	10,093,162	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	5.10%~59.35% 1.01% ~ 27.11% 23.65%~100.00% 1.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		868,566	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	20.00%~42.00% 6.16%~16.23% 11.00%~79.00% 1.00%
			10,961,728
Derivative assets
Equity and foreign exchange related	Option model(*1)		123,594	The volatility of the underlying asset, and Correlations	3.91%~123.00% -3.00%~91.00%
Interest rates related	Option model(*1)		17,278	The volatility of the underlying asset, Regression coefficient, and Correlations	0.10%~0.70% 0.09% 25.00%~100.00%
Credit and commodity related	Option model(*1)		305,107	The volatility of the underlying asset, and Correlations	0.70%~42.30% -43.00%~92.00%
			445,979

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis		-	The volatility of the underlying asset, Discount rate, and Growth rate	34.56%~34.57% 8.10%~19.68% 0.00%~2.00%
Equity securities			699,924
			699,924
		~~W~~	12,107,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2021 and December 31, 2020 are as follows (continued):

	March 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,629,800	The volatility of the underlying asset, and Correlations	0.50%~124.40% -43.00%~92.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		14,758	The volatility of the underlying asset, and Correlations	3.91%~61.00% -5.00%~82.00%
Interest rates related	Option model(*1)		151,476	The volatility of the underlying asset, Regression coefficient, and Correlations	0.46%~0.72% 0.04%~0.13% 26.49%~90.34%
Credit and commodity related	Option model(*1)		28,759	The volatility of the underlying asset, and Correlations	0.10%~100.40% 25.00%~92.00%
			194,993
		~~W~~	7,824,793

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2021 and December 31, 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1), Comparable company analysis	~~W~~	10,093,302	The volatility of the underlying asset, Discount rate, and Correlations	5.06%~61.32% 0.35%~27.17% 0.00%~100.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		832,413	The volatility of the underlying asset, Discount rate, and Correlations	21.00%~40.00% 5.83%~16.87% 20.00%~79.00%
			10,925,715
Derivative assets
Equity and foreign exchange related	Option model(*1)		113,496	The volatility of the underlying asset, and Correlations	4.30%~127.00% -3.00%~82.00%
Interest rates related	Option model(*1)		23,112	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~1.00% 0.30%~0.58% 26.00%~90.45%
Credit and commodity related	Option model(*1)		273,042	The volatility of the underlying asset, and Correlations	1.00%~40.00% -43.00%~92.00%
			409,650

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis		32,805	The volatility of the underlying asset, Discount rate, and Growth rate	22.11% 0.05%~19.05% 0.00%~2.00%
Equity securities			684,603
			717,408
		~~W~~	12,052,773

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2021 and December 31, 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	8,141,504	The volatility of the underlying asset, and Correlations	1.00%~127.00% -43.00%~92.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		25,525	The volatility of the underlying asset, and Correlations	4.30%~61.00% -3.00%~82.00%
Interest rates related	Option model(*1)		134,759	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~40.00% 0.30%~0.63% 20.13%~90.34%
Credit and commodity related	Option model(*1)		29,891	The volatility of the underlying asset, and Correlations	1.00%~102.00% -43.00%~92.00%
			190,175
		~~W~~	8,331,679

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2021 and December 31, 2020.

		March 31, 2021
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial asset at fair value through profit or loss	~~W~~	42,889	(40,612)
Derivative assets		20,799	(20,206)
Securities at fair value through other comprehensive income(*2)		30,317	(27,454)
	~~W~~	94,005	(88,272)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,718	(45,465)
Derivative liabilities		15,710	(20,095)
	~~W~~	71,428	(65,560)

		December 31, 2020
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial asset at fair value through profit or loss	~~W~~	53,821	(48,547)
Derivative assets		23,011	(21,532)
Securities at fair value through other comprehensive income(*2)		26,817	(21,044)
	~~W~~	103,649	(91,123)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,042	(71,690)
Derivative liabilities		17,976	(18,368)
	~~W~~	90,018	(90,058)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset 10%p or correlations 10%p, which is a major unobservable input.

(*2) The fair value change is calculated by applying the growth rate, a major unobservable input, to (0%–1%) and increasing or decreasing the discount rate by (-1%p~1%p) over the existing discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021		December 31, 2020
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	27,716,547	27,714,219	31,605,262	31,607,122

Loans measured at amortized cost
Retails		149,840,533	150,054,145	146,843,366	147,634,589
Corporations		185,309,075	185,453,210	177,046,416	178,420,230
Public and other funding loans		3,989,677	3,992,342	4,021,926	4,048,167
Loans between banks		5,963,968	5,965,210	5,487,147	5,495,236
Credit card		23,021,845	23,405,704	22,822,664	23,220,987
		368,125,098	368,870,611	356,221,519	358,819,209
Securities measured at amortized cost
Government bonds		32,861,885	33,292,032	31,816,320	33,391,597
Financial institution bonds		3,592,513	3,680,106	3,835,577	3,987,172
Corporation bonds		11,563,203	11,737,495	11,630,726	12,075,175
		48,017,601	48,709,633	47,282,623	49,453,944
Other financial assets		21,493,127	21,496,843	20,341,191	20,359,778
	~~W~~	465,352,373	466,791,306	455,450,595	460,240,053
Deposit liabilities:
Demand deposits	~~W~~	159,058,718	159,058,718	148,725,197	148,725,197
Time deposits		156,515,203	155,197,254	157,833,891	157,936,969
Certificate of deposit		6,329,161	6,345,742	5,946,704	5,965,139
Issued bill deposit		6,734,174	6,734,082	6,226,937	6,226,855
CMA deposits		4,172,820	4,172,820	4,006,319	4,006,319
Other		3,850,660	3,851,009	3,677,820	3,678,316
		336,660,736	335,359,625	326,416,868	326,538,795
Borrowing debts:
Call-money		1,581,924	1,581,924	1,760,042	1,760,042
Bills sold		8,121	8,115	10,706	10,696
Bonds sold under repurchase agreements		10,433,229	10,433,229	11,065,584	11,065,584
Borrowings		27,801,265	27,856,938	28,757,732	28,863,015
		39,824,539	39,880,206	41,594,064	41,699,337
Debts:
Borrowings in Korean won		65,241,682	65,824,162	64,083,920	64,842,258
Borrowings in foreign currency		10,614,593	10,828,108	11,050,474	11,262,332
		75,856,275	76,652,270	75,134,394	76,104,590
Other financial liabilities		40,087,836	40,093,180	34,129,626	34,136,128
	~~W~~	492,429,386	491,985,281	477,274,952	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	809,602	26,301,969	602,648	27,714,219

Loans measured at amortized cost
Retails		-	-	150,054,145	150,054,145
Corporations		-	-	185,453,210	185,453,210
Public and other funding loans		-	-	3,992,342	3,992,342
Loans between banks		-	3,710,043	2,255,167	5,965,210
Credit card		-	-	23,405,704	23,405,704
		-	3,710,043	365,160,568	368,870,611
Securities measured at amortized cost:
Government bonds		21,606,754	11,685,278	-	33,292,032
Financial institution bonds		829,952	2,850,154	-	3,680,106
Debentures		-	11,653,674	83,821	11,737,495
		22,436,706	26,189,106	83,821	48,709,633

Other financial assets		-	11,377,771	10,119,072	21,496,843
	~~W~~	23,246,308	67,578,889	375,966,109	466,791,306
Deposit liabilities:
Demand deposits	~~W~~	-	159,058,718	-	159,058,718
Time deposits		-	-	155,197,254	155,197,254
Certificate of deposit		-	-	6,345,742	6,345,742
Issued bill deposit		-	-	6,734,082	6,734,082
CMA deposits		-	4,172,820	-	4,172,820
Other		-	3,712,862	138,147	3,851,009
		-	166,944,400	168,415,225	335,359,625
Borrowing debts:
Call-money		-	1,581,924	-	1,581,924
Bills sold		-	-	8,115	8,115
Bonds sold under repurchase agreements		-	-	10,433,229	10,433,229
Borrowings		-	1,035,370	26,821,568	27,856,938
		-	2,617,294	37,262,912	39,880,206
Debts:
Borrowings in won		-	35,247,559	30,576,603	65,824,162
Borrowings in foreign currency		-	7,769,958	3,058,150	10,828,108
		-	43,017,517	33,634,753	76,652,270

Other financial liabilities		-	14,022,187	26,070,993	40,093,180
	~~W~~	-	226,601,398	265,383,883	491,985,281

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2021 and December 31, 2020 are as follows:

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	779,759	29,957,444	869,919	31,607,122

Loans measured at amortized cost
Retails		-	-	147,634,589	147,634,589
Corporations		-	-	178,420,230	178,420,230
Public and other funding loans		-	-	4,048,167	4,048,167
Loans between banks		-	2,187,270	3,307,966	5,495,236
Credit card		-	-	23,220,987	23,220,987
		-	2,187,270	356,631,939	358,819,209
Securities measured at amortized cost:
Government bonds		22,130,487	11,261,110	-	33,391,597
Financial institution bonds		1,070,220	2,916,952	-	3,987,172
Debentures		-	11,994,724	80,451	12,075,175
		23,200,707	26,172,786	80,451	49,453,944

Other financial assets		-	8,661,345	11,698,433	20,359,778
	~~W~~	23,980,466	66,978,845	369,280,742	460,240,053
Deposit liabilities:
Demand deposits	~~W~~	-	148,725,197	-	148,725,197
Time deposits		-	-	157,936,969	157,936,969
Certificate of deposit		-	-	5,965,139	5,965,139
Issued bill deposit		-	-	6,226,855	6,226,855
CMA deposits		-	4,006,319	-	4,006,319
Other		-	3,534,696	143,620	3,678,316
		-	156,266,212	170,272,583	326,538,795
Borrowing debts:
Call-money		-	1,760,042	-	1,760,042
Bills sold		-	-	10,696	10,696
Bonds sold under repurchase agreements		95,400	-	10,970,184	11,065,584
Borrowings		-	8,500	28,854,515	28,863,015
		95,400	1,768,542	39,835,395	41,699,337
Debts:
Borrowings in won		-	35,740,750	29,101,508	64,842,258
Borrowings in foreign currency		-	7,944,242	3,318,090	11,262,332
		-	43,684,992	32,419,598	76,104,590

Other financial liabilities		-	10,383,020	23,753,108	34,136,128
	~~W~~	95,400	212,102,766	266,280,684	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	30,039,120	-	30,039,120
Due from banks at fair value through profit or loss		31,632	-	-	-	31,632
Securities at fair value through profit or loss		60,702,584	-	-	-	60,702,584
Derivatives assets		3,553,122	-	-	294,810	3,847,932
Loans at fair value through profit or loss		1,614,099	-	-	-	1,614,099
Loans at amortized cost		-	-	368,125,098	-	368,125,098
Securities at fair value through other comprehensive income		-	58,763,220	-	-	58,763,220
Securities at amortized cost		-	-	48,017,601	-	48,017,601
Other		-	-	21,493,127	-	21,493,127
	~~W~~	65,901,437	58,763,220	467,674,946	294,810	592,634,413

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2021 and December 31, 2020 are as follows (continued):

		March 31, 2021
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	336,660,736	-	336,660,736
Financial liabilities at fair value through profit or loss		1,558,414	-	-	-	1,558,414
Financial liabilities designated at FVTPL		-	7,908,463	-	-	7,908,463
Derivatives liabilities		2,843,001	-	-	299,940	3,142,941
Borrowings		-	-	39,824,539	-	39,824,539
Debt securities issued		-	-	75,856,275	-	75,856,275
Other		-	-	40,087,836	-	40,087,836
	~~W~~	4,401,415	7,908,463	492,429,386	299,940	505,039,204

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	33,410,542	-	33,410,542
Due from banks at fair value through profit or loss		63,112	-	-	-	63,112
Securities at fair value through profit or loss		57,011,490	-	-	-	57,011,490
Derivatives assets		5,157,412	-	-	476,503	5,633,915
Loans at fair value through profit or loss		2,016,801	-	-	-	2,016,801
Loans at amortized cost		-	-	356,221,519	-	356,221,519
Securities at fair value through other comprehensive income		-	58,316,112	-	-	58,316,112
Securities at amortized cost		-	-	47,282,623	-	47,282,623
Other		-	-	20,341,191	-	20,341,191
	~~W~~	64,248,815	58,316,112	457,255,875	476,503	580,297,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	326,416,868	-	326,416,868
Financial liabilities at fair value through profit or loss		1,436,694	-	-	-	1,436,694
Financial liabilities designated at FVTPL		-	8,455,724	-	-	8,455,724
Derivatives liabilities		4,680,064	-	-	336,503	5,016,567
Borrowings		-	-	41,594,064	-	41,594,064
Debt securities issued		-	-	75,134,394	-	75,134,394
Other		-	-	34,129,626	-	34,129,626
	~~W~~	6,116,758	8,455,724	477,274,952	336,503	492,183,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

5. Change in subsidiaries

(a) Change in consolidated subsidiaries for the three-month period ended March 31, 2021 are as follows:

	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly invested subsidiary

(*) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(b) Change in consolidated subsidiaries for the year ended December 31, 2020 are as follows:

	Company	Description
Included	Shinhan Venture Investment Co, Ltd.	Newly acquired subsidiary
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	Liquidation

(*) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2021 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Others	Business segments that do not belong to the above segments, such as leasing, rental, collection of bonds, investment advisory services and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the three-month periods ended March 31, 2021 and 2020.

		March 31, 2021
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,575,901	447,318	128,566	398,427	56,881	(50,740)	2,556,353
Net fees and commission income		201,036	129,995	174,627	66,331	107,984	1,486	681,459
Reversal of (provision for) credit loss allowance		(64,738)	(102,014)	(3,026)	(468)	(11,326)	1,518	(180,054)
General and administrative expenses		(745,027)	(179,861)	(169,094)	(119,052)	(97,289)	31,314	(1,279,009)
Other income (expense)		(54,944)	(39,373)	71,190	(102,022)	85,391	(56,612)	(96,370)
Operating income(loss)		912,228	256,065	202,263	243,216	141,641	(73,034)	1,682,379
Equity method income (loss)		4,415	-	12,761	(362)	5,801	(9,976)	12,639
Income tax expense		213,730	70,798	50,982	59,450	36,954	(4,523)	427,391
Profit(loss) for the period	~~W~~	641,307	191,487	168,103	180,511	110,400	(73,867)	1,217,941
Controlling interest	~~W~~	641,176	191,149	168,136	180,511	110,400	(99,434)	1,191,938
Non-controlling interests		131	338	(33)	-	-	25,567	26,003

		March 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,504,910	449,161	133,558	407,569	40,779	(72,545)	2,463,432
Net fees and commission income		218,052	86,503	107,154	42,654	78,866	(1,748)	531,481
Reversal of (provision for) credit loss allowance		(107,402)	(161,764)	(10,520)	(2,102)	(2,784)	658	(283,914)
General and administrative expenses		(750,634)	(165,863)	(125,495)	(110,674)	(83,950)	38,728	(1,197,888)
Other income (expense)		(64,150)	(12,761)	(46,689)	(198,425)	55,307	10,998	(255,720)
Operating income		800,776	195,276	58,008	139,022	88,218	(23,909)	1,257,391
Equity method income (loss)		(1,237)	-	4,028	(550)	3,816	11,250	17,307
Income tax expense		194,703	47,674	15,801	37,639	19,096	12,129	327,042
Profit for the period	~~W~~	607,807	150,741	46,642	99,182	73,256	(28,088)	949,540
Controlling interest	~~W~~	607,731	150,985	46,652	99,182	73,256	(45,406)	932,400
Non-controlling interests		76	(244)	(10)	-	-	17,318	17,140

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of interest gains and losses from segment external customers and cross-sector interest gains and losses for the three-month periods ended March 31, 2021 and 2020.

		March 31, 2021
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	1,575,833	459,046	132,522	397,982	42,340	(51,370)	2,556,353
Cross-sector transactions		68	(11,728)	(3,956)	445	14,541	630	-
	~~W~~	1,575,901	447,318	128,566	398,427	56,881	(50,740)	2,556,353

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

		March 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	1,505,153	460,638	132,181	405,946	31,518	(72,004)	2,463,432
Cross-sector transactions		(243)	(11,477)	1,377	1,623	9,261	(541)	-
	~~W~~	1,504,910	449,161	133,558	407,569	40,779	(72,545)	2,463,432

(*) Consolidated adjustment to net interest income(loss) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information commission gains and losses from segment external customers and cross-sector commission gains and losses for the three-month periods ended March 31, 2021 and 2020.

		March 31, 2021
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	211,614	141,577	177,687	68,989	81,592	-	681,459
Cross-sector transactions		(10,578)	(11,582)	(3,060)	(2,658)	26,392	1,486	-
	~~W~~	201,036	129,995	174,627	66,331	107,984	1,486	681,459

		March 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	226,599	94,645	108,254	45,130	56,853	-	531,481
Cross-sector transactions		(8,547)	(8,142)	(1,100)	(2,476)	22,013	(1,748)	-
	~~W~~	218,052	86,503	107,154	42,654	78,866	(1,748)	531,481

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	13,894,558	16,957,521	Article 55 of the Bank of Korea Act
Other		2,436,251	2,390,761	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		16,330,809	19,348,282

Deposits denominated in foreign currency		2,282,694	2,621,129	Articles of the Bank of Korea Act, New York State Banking Act, derivatives, etc.
	~~W~~	18,613,503	21,969,411

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Debt instruments:
Governments	~~W~~	4,290,495	4,248,448
Financial institutions		13,504,822	13,997,922
Corporations		10,522,693	9,356,842
Stocks with put option		623,135	583,590
Equity investment with put option		1,949,992	1,860,195
Beneficiary certificates		14,741,137	12,451,709
Commercial papers		6,265,906	6,369,854
CMA		3,555,889	2,806,485
Others(*)		3,353,705	3,411,647
		58,807,774	55,086,692

Equity instruments:
Stocks		1,677,976	1,627,020
Equity investment		1,647	1,697
Others		106,812	107,742
		1,786,435	1,736,459
		60,594,209	56,823,151
Other:
Loans at fair value		1,614,099	2,016,801
Due from banks at fair value		31,632	63,112
Gold/silver deposits		108,375	188,339
	~~W~~	62,348,315	59,091,403

(*) As of March 31, 2021 and December 31, 2020, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~1,976,227 million and ~~W~~1,907,210 million respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Among financial assets at fair value through profit or loss, financial assets to which overlay approach are applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of March 31, 2021 and December 31, 2020 are as follows::

		March 31, 2021	December 31, 2020

Due from banks at fair value through profit or loss	~~W~~	31,632	63,112
Securities at fair value through profit or loss		4,598,550	4,865,908
	~~W~~	4,630,182	4,929,020

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS No. 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS No. 1039; and it is not designated for the overlay approach if it is held in respect of an activity that is not associated with contracts within the scope of K-IFRS No. 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021
		Profit or loss		Reclassification into other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on evaluation of financial assets at fair value through profit or loss	~~W~~	(21,152)	(887)	(20,265)	5,723
Net gain (loss) on disposal of financial assets at fair value through profit or loss		18,001	65,411	(47,410)	12,743
Net gain (loss) on foreign currency conversion of financial assets at fair value through profit or loss		(243)	-	(243)	67
Net gain (loss) on foreign currency transaction of financial assets at fair value through profit or loss		(3)	-	(3)	1
	~~W~~	(3,397)	64,524	(67,921)	18,534

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~1,832 million.

		March 31, 2020
		Profit or loss		Reclassification into other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on evaluation of financial assets at fair value through profit or loss	~~W~~	(17,763)	(4,365)	(13,398)	4,135
Net gain (loss) on disposal of financial assets at fair value through profit or loss		1,386	22,688	(21,302)	2,287
	~~W~~	(16,377)	18,323	(34,700)	6,422

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~8,350 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	144,858,798	117,566,233
Currency swaps		35,327,550	33,562,251
Currency options		2,548,967	2,501,983
		182,735,315	153,630,467
Exchange traded:
Currency futures		936,503	1,102,534
		183,671,818	154,733,001
Interest rates related:
Over the counter:
Interest rate swaps		36,285,968	36,205,843
Interest rate options		326,423	324,238
		36,612,391	36,530,081
Exchange traded:
Interest rate futures		2,609,882	2,465,374
Interest rate swaps(*)		68,563,600	68,475,400
		71,173,482	70,940,774
		107,785,873	107,470,855
Credit related:
Over the counter:
Credit swaps		4,549,261	4,536,626

Equity related:
Over the counter:
Equity swaps and forwards		2,087,559	2,628,661
Equity options		550,644	508,686
		2,638,203	3,137,347
Exchange traded:
Equity futures		2,032,591	1,638,126
Equity options		2,835,232	4,277,882
		4,867,823	5,916,008
		7,506,026	9,053,355
Commodity related:
Over the counter:
Commodity swaps and forwards		521,828	537,351
Commodity options		11,500	-
		533,328	537,351
Exchange traded:
Commodity futures and options		242,972	263,460
		776,300	800,811
Hedge:
Currency forwards		1,409,381	1,281,945
Currency swaps		4,160,946	4,328,333
Interest rate forwards and swaps		7,346,658	7,844,392
		12,916,985	13,454,670
	~~W~~	317,206,263	290,049,318

(*) The notional amounts of derivatives outstanding that will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021		December 31, 2020
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,141,128	1,709,950	3,135,319	3,021,258
Currency swaps		609,968	539,993	1,145,619	979,022
Currency options		18,565	18,614	33,253	31,871
		2,769,661	2,268,557	4,314,191	4,032,151
Exchange traded:
Currency futures		1,232	381	90	186
		2,770,893	2,268,938	4,314,281	4,032,337
Interest rates related:
Over the counter:
Interest rate swaps		239,360	325,747	311,403	363,297
Interest rate options		3,159	2,730	2,148	2,217
		242,519	328,477	313,551	365,514
Exchange traded:
Interest rate futures		3,118	1,639	900	422
		245,637	330,116	314,451	365,936
Credit related:
Over the counter:
Credit swaps		305,084	28,732	273,578	29,682

Equity related:
Over the counter:
Equity swap and forwards		121,431	20,299	122,034	48,218
Equity options		4,553	6,517	2,750	9,840
		125,984	26,816	124,784	58,058
Exchange traded:
Equity futures		28,987	30,512	34,816	7,711
Equity options		73,136	108,833	77,973	153,461
		102,123	139,345	112,789	161,172
		228,107	166,161	237,573	219,230
Commodity related:
Over the counter:
Commodity swaps and forwards		3,061	32,370	5,949	32,693
Commodity options		-	3,450	-	-
		3,061	35,820	5,949	32,693
Exchange traded:
Commodity futures and options		340	13,234	11,580	186
		3,401	49,054	17,529	32,879
Hedge:
Currency forwards		43,940	12,690	91,747	10,507
Currency swaps		41,915	123,345	65,256	186,150
Interest rate forwards and swaps		208,955	163,905	319,500	139,846
		294,810	299,940	476,503	336,503
	~~W~~	3,847,932	3,142,941	5,633,915	5,016,567

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on evaluation of derivatives for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	225,566	211,235
Currency swaps		(111,480)	(47,166)
Currency options		168	2,541
		114,254	166,610
Exchange traded:
Currency futures		851	-
		115,105	166,610
Interest rates related:
Over the counter:
Interest rate swaps		(69,055)	(83,448)
Interest rate options		497	(1,922)
		(68,558)	(85,370)
Exchange traded:
Interest rate futures		1,339	1,906
		(67,219)	(83,464)
Credit related:
Over the counter:
Credit swaps		36,319	13,954
Equity related:
Over the counter:
Equity swap and forwards		17,668	(709,302)
Equity options		2,850	(4,159)
		20,518	(713,461)
Exchange traded:
Equity futures		(1,576)	(31,859)
Equity options		160,986	(250,414)
		159,410	(282,273)
		179,928	(995,734)
Commodity related:
Over the counter:
Commodity swaps and forwards		(3,513)	(68,115)
Exchange traded:
Commodity futures		(12,895)	(36,739)
		(16,408)	(104,854)
Hedge		(133,755)	180,691
	~~W~~	113,970	(822,797)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	1,169,167	117,405	1,286,419	454,361	705,021	3,614,285	7,346,658
Average price condition(*1):		1.02%	1.15%	1.54%	0.98%	1.14%	0.47%	0.85%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,567,303	1,600,016	1,310,910	550,607	558,576	203,463	6,790,875
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates conditions of net investment hedge instruments are USD/KRW 1,158.14, JPY/KRW 10.61, EUR/KRW 1,286.73, GBP/KRW 1,480.30, AUD/KRW 807.52, CAD/KRW 868.95, SGD/KRW 851.92, CNY/KRW 168.84, SEK/KRW 124.60.

		December 31, 2020
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	657,656	640,992	1,217,588	456,688	247,244	4,624,224	7,844,392
Average price condition(*1):		1.12%	0.88%	1.30%	0.98%	0.67%	0.38%	0.67%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,340,409	1,448,787	1,734,593	457,199	575,527	250,014	6,806,529
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates conditions of net investment hedge instruments are USD/KRW 1,154.76, JPY/KRW 10.61, EUR/KRW 1,287.16, GBP/KRW 1,480.30, AUD/KRW 800.67, CAD/KRW 895.95, SGD/KRW 847.09, CNY/KRW 168.84, SEK/KRW 124.60.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

9.  Derivatives (continued)

(e) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate benchmarks that are based on the hedged item do not change due to the effect of the interest rate benchmark reform. The carrying amount of hedged item and the nominal amount of the hedging instrument related to the interest rate benchmark exposed to the hedging relationship due to the Group's reform of the interest rate benchmark as of March 31, 2021 is as follows:

Interest rate benchmark		Carrying amount of hedged item, Assets	Carrying amount of hedged item, Liabilities	Nominal amount of hedging instrument(*2)
KRW 3M CD (*1)	~~W~~	-	2,769,479	2,810,000
USD 1M LIBOR		-	1,325,397	1,328,462
USD 3M LIBOR (*1)		329,609	2,883,200	3,913,923
EUR 1M LIBOR		-	262,189	262,483
EUR 3M LIBOR		-	267,648	265,658
	~~W~~	329,609	7,507,913	8,580,526

(*1) Include nominal amount of the hedging instrument related to the Constant Maturity Swap (CMS) calculated based on the CD and LIBOR rate.

(*2) Include the nominal amount of the hedging instrument that matures before the publication of LIBOR ceases.

The USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on actual transactions, and the EUR LIBOR interest rate will be replaced by the next day’s unsecured rate, Euro Short-Term Rate (ESTER). In South Korea, RP interest rates on government bond and monetary stabilization bond are finally selected as the Risk-Free Reference Rate (RFR). The Group has assumed that in this hedging relationship, the spread changed on the basis of SOFR, ESTER and RFR would be similar to the spread included in the interest rate swap and interest rate forward used as the hedging instrument after LIBOR rate is suspended. The Group does not assume any changes in other conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	22,080,440	19,370,393
Financial institutions bonds		17,577,047	20,053,716
Corporate bonds and others		18,154,141	17,985,324
		57,811,628	57,409,433
Equity securities(*):
Stocks		830,203	777,901
Equity investments		3,975	4,445
Others		117,414	124,333
		951,592	906,679
		58,763,220	58,316,112
Securities at amortized cost:
Debt securities:
Government bonds		32,861,885	31,816,320
Financial institutions bonds		3,592,513	3,835,577
Corporate bonds and others		11,563,203	11,630,726
		48,017,601	47,282,623
	~~W~~	106,780,821	105,598,735

(*) Equity securities in the above table are classified as equity securities designated as other comprehensive income through fair value items, and other comprehensive income - fair value options were exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

		March 31, 2021
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109
Transfer (from) to 12-month expected credit loss		72,475	(72,475)	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		13,082,113	-	13,082,113	2,111,705	-	2,111,705
Disposal		(8,949,992)	(16,390)	(8,966,382)	(4,701)	-	(4,701)
Repayment		(3,052,556)	-	(3,052,556)	(1,441,729)	-	(1,441,729)
Others(*)		(660,508)	(472)	(660,980)	69,800	-	69,800
Ending balance	~~W~~	57,633,830	177,798	57,811,628	48,028,184	-	48,028,184

(*) Included the effects from changes in foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning allowance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer (from) to 12-month expected credit loss		30,233	(30,233)	-	-	-	-
Transfer (from) to lifetime expected credit loss		(83,132)	83,132	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		52,637,678	19,675	52,657,353	7,645,000	-	7,645,000
Disposal		(34,969,744)	(21,247)	(34,990,991)	-	-	-
Repayment		(17,610,988)	(12)	(17,611,000)	(5,900,311)	(23,272)	(5,923,583)
Others(*)		(1,195,749)	(23,274)	(1,219,023)	(20,143)	-	(20,143)
Ending balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109

(*) Included the effects from changes in foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

		March 31, 2021
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning allowance	~~W~~	22,493	678	23,171	10,486	-	10,486
Transfer (from) to 12-month expected credit loss		537	(537)	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		735	(10)	725	(60)	-	(60)
Disposal		(2,594)	(7)	(2,601)	-	-	-
Others(*)		151	6	157	157	-	157
Ending balance	~~W~~	21,322	130	21,452	10,583	-	10,583

(*) Included the effects from changes in foreign exchange rate, debt restructuring, debt-equity swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-months expected credit loss	Lifetime expected credit loss	Total	12-months expected credit loss	Lifetime expected credit loss	Total
Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer (from) to 12-months expected credit loss		22	(22)	-	-	-	-
Transfer (from) to lifetime expected credit loss		(193)	193	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		3,480	349	3,829	1,086	(11)	1,075
Disposal		(9,019)	(487)	(9,506)	-	-	-
Others(*)		622	(10)	612	(359)	-	(359)
Ending balance	~~W~~	22,493	678	23,171	10,486	-	10,486

(*) Included the effects from changes in foreign exchange rate, debt restructuring, debt-equity swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Gain on disposal of securities at FVOCI	~~W~~	54,633	121,211
Loss on disposal of securities at FVOCI		(16,770)	(10,952)
Gain on disposal of securities at amortized cost (*)		3	3
Loss on disposal of securities at amortized cost (*)		(15)	(11)
	~~W~~	37,851	110,251

(*) The issuers of those securities have exercised the early redemption options and the others.

(e) Gain or loss on equity securities at fair value through other comprehensive income.

The Group recognizes dividends, amounting to ~~W~~ 17,094 million and ~~W~~ 12,996 million, related to equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2021 and 2020, respectively.

In addition, the details of disposal of equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31,2021	March 31, 2020

Fair value at the date of disposal	~~W~~	8,519	18,359
Cumulative net gain(loss) at the time of disposal		(18,342)	(5,192)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

11.  Loans at amortized cost and other financial assets

(a) Loans at amortized cost for configuration by customer as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Household loans	~~W~~	149,771,768	146,789,916
Corporate loans		187,317,658	179,011,251
Public and other loans		3,654,989	3,734,629
Loans to banks		5,969,757	5,492,400
Credit card		23,933,556	23,759,422
		370,647,728	358,787,618
Discount		(21,817)	(21,948)
Deferred loan origination costs		510,508	516,815
		371,136,419	359,282,485
Less: Allowance for credit loss		(3,011,321)	(3,060,966)
	~~W~~	368,125,098	356,221,519

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(b) Changes in total carrying amount

Changes in carrying value of loans at amortized cost and other financial assets for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

		March 31, 2021
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	318,229,085	39,042,439	2,010,961	51,881,798	99,899	57,658	411,321,840
Transfer (from) to 12-month expected credit loss		5,392,548	(5,388,838)	(3,710)	7,365	(7,356)	(9)	-
Transfer (from) to lifetime expected credit loss		(5,807,458)	5,833,376	(25,918)	(30,809)	30,831	(22)	-
Transfer (from) to impaired financial asset		(91,384)	(467,361)	558,745	66	(10,633)	10,567	-
Net increase and decrease(*2)		12,882,448	(526,919)	(142,932)	(2,710,690)	(8,779)	2,861	9,495,989
Charge off(*3)		-	-	(305,508)	-	-	(8,213)	(313,721)
Disposal		(27,611)	(510)	(25,034)	-	-	(81)	(53,236)
Ending balance	~~W~~	330,577,628	38,492,187	2,066,604	49,147,730	103,962	62,761	420,450,872

(*1) Include total carrying amount of due from banks measured at amortized cost and other financial assets.

(*2) The amount is due to execution, collection, debt restructuring, debt-equity swap, change in exchange rate, etc.

(*3) The amount of uncollected loans that have been written-off but are currently in recovery (principal and interest) is W10,538,837 million as of March 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(b) Changes in total carrying amount (continued)

Changes in carrying value of loans at amortized cost and other financial assets for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298
Transfer (from) to 12-month expected credit loss		9,268,318	(9,258,662)	(9,656)	15,157	(15,123)	(34)	-
Transfer (from) to lifetime expected credit loss		(13,589,348)	13,629,758	(40,410)	(25,839)	25,848	(9)	-
Transfer (from) to impaired financial asset		(503,896)	(791,420)	1,295,316	(1,628)	(7,342)	8,970	-
Net increase and decrease(*2)		37,332,939	(1,822,954)	390,384	8,633,124	(10,001)	30,490	44,553,982
Charge off(*3)		-	-	(1,146,776)	-	-	(26,814)	(1,173,590)
Disposal		(1,044,151)	(897)	(355,874)	-	-	(910)	(1,401,832)
Business combination (Note 31)		-	-	-	15,982	-	-	15,982
Ending balance	~~W~~	318,229,085	39,042,439	2,010,961	51,881,798	99,899	57,658	411,321,840

(*1) Include total carrying amount of due from banks measured at amortized cost and other financial assets.

(*2) The amount is due to execution, collection, debt restructuring, debt-equity swap, change in exchange rate, etc.

(*3) The amount of uncollected loans that have been written-off but are currently in recovery (principal and interest) is ~~W~~10,436,407 million as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost and other financial assets for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

		March 31, 2021
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	932,990	1,135,185	992,791	35,691	8,281	48,930	3,153,868
Transfer (from) to 12-month expected credit loss		81,821	(80,854)	(967)	225	(220)	(5)	-
Transfer (from) to lifetime expected credit loss		(41,331)	47,952	(6,621)	(697)	707	(10)	-
Transfer (from) to impaired financial asset		(3,093)	(96,534)	99,627	(122)	(2,158)	2,280	-
Provision(reversed)		(32,400)	68,376	122,680	3,589	3,046	10,920	176,211
Charge off		-	-	(305,508)	-	-	(8,213)	(313,721)
Amortization of discount		-	-	(5,537)	-	-	-	(5,537)
Disposal		-	(1)	(3,708)	-	-	(16)	(3,725)
Collection		-	-	88,375	-	-	404	88,779
Others (*2)		3,160	(7,115)	22,033	1,982	85	79	20,224
Ending balance	~~W~~	941,147	1,067,009	1,003,165	40,668	9,741	54,369	3,116,099

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) The amount is due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

11.  Loans at amortized cost and other financial assets (continued)

(c) Changes in allowances for credit loss (continued)

Changes in allowances for credit loss of loans at amortized cost and other financial assets for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Loans at amortized cost			Other financial assets (*1)			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684
Transfer (from) to 12-month expected credit loss		109,984	(108,019)	(1,965)	286	(273)	(13)	-
Transfer (from) to lifetime expected credit loss		(70,614)	86,360	(15,746)	(259)	264	(5)	-
Transfer (from) to impaired financial asset		(5,751)	(63,443)	69,194	(256)	(1,492)	1,748	-
Provision(reversed)		262,634	418,662	609,399	(2,143)	2,650	33,278	1,324,480
Charge off		-	-	(1,146,776)	-	-	(26,814)	(1,173,590)
Amortization of discount		-	-	(28,588)	-	-	-	(28,588)
Disposal		(1,069)	(8)	(43,260)	(2)	-	(32)	(44,371)
Collection		-	-	350,009	-	-	2,166	352,175
Others (*2)		(96,743)	(193,407)	245,278	4,078	(140)	1,012	(39,922)
Ending balance	~~W~~	932,990	1,135,185	992,791	35,691	8,281	48,930	3,153,868

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) The amount is due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates

(a) Investments in associates as of March 31, 2021 and December 31, 2020 are as follows:

Investees	Country	Reporting date	Ownership (%)
			March 31, 2021	December 31, 2020
BNP Paribas Cardif Life Insurance (*1)(*2)	Korea	December 31	14.99	14.99
Songrim Partners (*3)(*4)	Korea	December 31	35.34	35.34
Partners 4th Growth Investment Fund (*1)	Korea	December 31	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	December 31	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*1)(*3)	Korea	December 31	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund	Korea	March 31	31.66	31.66
Shinhan-Albatross tech investment Fund(*5)	Korea	March 31	50.00	49.97
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	March 31	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	Korea	March 31	20.16	20.16
VOGO Debt Strategy Qualified IV Private	Korea	March 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund(*6)	Korea	March 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	March 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund(*9)	Korea	March 31	18.87	18.87
Credian Healthcare Private Equity Fund II(*7)	Korea	-	-	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	March 31	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	March 31	21.28	21.28
Shinhan Global Healthcare Fund 1(*9)	Korea	March 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	Korea	March 31	33.33	33.33
KB NA Hickory Private Special Asset Fund	Korea	March 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	March 31	44.02	44.02
BNP Paribas Cardif General Insurance(*1)(*9)	Korea	December 31	7.46	7.46
Hermes Private Investment Equity Fund	Korea	March 31	29.17	29.17
Shinhan-Nvestor Liquidity Solution Fund	Korea	March 31	24.92	24.92
Shinhan AIM FoF Fund 1a	Korea	March 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	March 31	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	March 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	March 31	22.80	22.80
Korea Omega Project Fund III	Korea	March 31	23.53	23.53
Soo Commerce Platform Growth Fund	Korea	March 31	30.00	30.00
Genesis North America Power Company No.1 PEF	Korea	March 31	39.96	39.96
Hyungje art printing(*3)(*4)	Korea	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31	23.33	23.33
Korea Finance Security (*1)(*9)	Korea	December 31	14.91	14.91
Multimedia Tech Co.Ltd.(*3)(*4)	Korea	December 31	21.06	21.06
MIEL CO.,LTD.(*3)(*4)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	March 31	35.73	35.73
DB Epic Convertiblebond Private Trust No.2(*8)	Korea	March 31	50.98	50.98
E&Healthcare Investment Fund No.6	Korea	March 31	21.05	21.05
One Shinhan Global Fund 1(*5)	Korea	March 31	19.96	19.96

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2021 and December 31, 2020 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2021	December 31, 2020
Kiwoom-Shinhan Innovation Fund I(*6)	Korea	March 31	50.00	50.00
Daishin-K&T New Technology Investment Fund	Korea	March 31	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	March 31	41.16	41.16
Richmond Private Investment Trust No.82(*6)	Korea	March 31	60.00	60.00
Tiger Alternative Real Estate Professional Private5	Korea	March 31	48.71	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	March 31	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	March 31	30.00	30.00
Jarvis Memorial Private Investment Trust 1(*6)	Korea	March 31	99.01	99.01
Mastern Private Private Investment Trust 68(*6)	Korea	March 31	53.76	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	Korea	March 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	March 31	32.06	32.06
IGIS Private Real Estate Investment Trust 286	Korea	March 31	41.44	41.44
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	March 31	31.30	31.31
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	March 31	21.27	21.27
Hana Semiconductor New Technology Fund	Korea	March 31	24.30	24.30
J&Magnet Startup Venture Specialized Private Equity Fund	Korea	March 31	24.39	24.39
Cape IT Fund No.3	Korea	March 31	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1(*6)	Korea	March 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	March 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	March 31	21.64	21.64
Korea Credit Bureau(*1)(*9)	Korea	December 31	9.00	9.00
Goduck Gangil1 PFV Co., Ltd.(*1)(*9)	Korea	December 31	1.04	1.04
SBC PFV Co., Ltd.(*1)(*10)	Korea	December 31	25.00	25.00
NH-amundi global infra private fund 16	Korea	March 31	50.00	50.00
IMM Global Private Equity Fund	Korea	March 31	33.00	33.00
HANA Alternative Estate Professional Private122(*8)	Korea	March 31	74.02	75.19
Hanwha-Incus Plus New Technology Fund No.1	Korea	March 31	42.64	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7	Korea	March 31	45.96	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*11)	Korea	March 31	57.50	72.39
PSA EMP Private Equity Fund	Korea	March 31	28.99	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*8)	Korea	March 31	52.28	52.28
BRAIN DO PROFESSIONALE PRIVATE No. 27	Korea	March 31	29.13	29.13
UI Venture Fund 7th	Korea	March 31	24.39	24.39
Sparklabs-Shinhan Opportunity Fund 1	Korea	March 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	March 31	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	March 31	40.86	40.86
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust	Korea	March 31	31.58	31.58
WWG Global Real Estate Investment Trust no.4	Korea	March 31	29.55	29.55
Fidelis Global Private Real Estate Trust No.2(*8)	Korea	March 31	78.26	78.26
IGIS PRIVATE REAL ESTATE TRUST NO.331(*7)	Korea	-	-	30.77
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	March 31	28.70	28.70
Pebblestone CGV Private Real Estate Trust No.1	Korea	March 31	48.53	48.53

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(a) Investments in associates as of March 31, 2021 and December 31, 2020 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2021	December 31, 2020
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45	Korea	March 31	28.76	-
Shinhan AIM Real Estate Fund No.2	Korea	March 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	March 31	21.01	21.01
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	March 31	22.02	22.02
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	March 31	29.19	29.19
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)(*8)	Korea	March 31	71.43	71.43
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1 (*7)	Korea	-	-	30.00
Korea Omega-Shinhan Project Fund I(*6)	Korea	March 31	50.00	50.00
New Green Shinhan Mezzanine Fund	Korea	March 31	39.22	39.22
KORAMKO-Daum Professional Private Investment Trust No.12	Korea	March 31	33.33	33.33
Samsung SRA Real Estate Professional Private 45	Korea	March 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	March 31	28.98	28.98
VS Cornerstone Fund	Korea	March 31	27.74	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	March 31	66.12	66.12
KiwoomUnicorn3 New Technology Business Investment Fund	Korea	March 31	21.28	21.28
Multi Asset The United States Thortons Professional Private1	Korea	March 31	25.06	25.00
Kiwoom Milestone US Real Estate Professional Private20(*7)	Korea	-	-	75.27
NH-Amundi US Infrastructure Private Fund2	Korea	March 31	25.91	25.91
KB Distribution Private Real Estate1(*8)	Korea	March 31	62.00	62.00
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust	Korea	March 31	28.93	28.93
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	March 31	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	March 31	48.62	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Korea	March 31	20.00	20.02
Pacific Private Placement Real Estate Fund No.40	Korea	March 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	March 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	March 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	March 31	32.57	32.57
IGIS 372 Real Estate Professional Private(*7)	Korea	-	-	28.39
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*5)	Korea	March 31	19.00	19.00
Future-Creation Neoplux Venture Capital Fund(*5)	Korea	March 31	16.25	16.25
Gyeonggi-Neoplux Superman Fund	Korea	March 31	21.76	21.76
NewWave 6th Fund	Korea	March 31	30.00	30.00
KTC-NP Growth Champ 2011-2 Private Equity Fund(*5)	Korea	March 31	5.56	5.56
Neoplux No.3 Private Equity Fund(*5)	Korea	March 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	March 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	March 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	March 31	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	March 31	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	March 31	29.68	29.68
Neoplux Market-Frontier Secondary Fund(*5)	Korea	March 31	19.74	19.74

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2021 and December 31, 2020 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2021	December 31, 2020
Harvest Private Equity Fund II	Korea	March 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	March 31	28.17	28.17
KAIM Real-estate Private Investment Trust 20	Korea	March 31	38.46	38.46
KIAMCO Vietnam Solar Special Asset Private Investment Trust(*6)	Korea	March 31	50.00	50.00
Daishin New Technology Investment Fund 5th	Korea	March 31	23.44	23.44
CSQUARE SNIPER PROFESSIONAL PRIVATE 10(*8)	Korea	March 31	62.50	62.50
EBEST-JACE Fund No.40	Korea	March 31	24.67	24.67
Acurus Hyundai Investment Partners New Technology	Korea	March 31	26.79	26.79
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1(*8)	Korea	March 31	97.85	97.85
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2(*8)	Korea	March 31	97.85	97.85
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Korea	March 31	25.00	25.00
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395(*7)	Korea	-	-	58.82
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	March 31	30.00	30.00
Eum Private Equity Fund No.7	Korea	March 31	21.00	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	March 31	25.00	25.00
Kiwoom Hero No.4 Private Equity Fund	Korea	March 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	March 31	36.57	36.68
SW-S Fund	Korea	March 31	30.30	-
CL Buyout 1st PEF	Korea	March 31	21.43	-
Timefolio The Venture-V second	Korea	March 31	20.73	-
Newlake Growth Capital Partners2 PEF	Korea	March 31	29.91	-
Shinhan Smilegate Global PEF I(*9)	Korea	March 31	14.21	-
Fount Professional Investors Private Investment Trust No.3	Korea	March 31	49.98	-
Genesis Eco No.1 PEF	Korea	March 31	45.89	-
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	March 31	42.70	-
NH-Synergy Core Industrial New Technology Fund	Korea	March 31	36.93	-
J& Moorim Jade Investment Fund	Korea	March 31	24.89	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2021 and December 31, 2020 are as follows (continued):

(*1) The financial statements of December 31, 2020 are used for the equity method since the financial statements as of March 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified securities at fair value through profit or loss to investments in associates as the reorganization procedures are completed and now the Group can normally exercise its voting rights to the investees.

(*4) The latest financial statements are used for the equity method since the financial statements as of March 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the ownership interests are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) Although the Group has a significant influence with more than 50% stake, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

		March 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	50,600	-	(456)	(1,024)	-	49,120
Songrim Partners(*1)		-	-	-	-	-	-
Partners 4th Growth Investment Fund		11,958	-	2,033	4,877	-	18,868
KTB Newlake Global Healthcare PEF		9,404	-	8	-	-	9,412
Daekwang Semiconductor Co., Ltd.		3,631	-	(8)	(47)	-	3,576
Shinhan-Neoplux Energy Newbiz Fund		14,470	1,900	227	-	-	16,597
Shinhan-Albatross tech investment Fund		13,322	(1,500)	(220)	-	-	11,602
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund(*1)		-	-	-	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund(*1)		-	-	-	-	-	-
VOGO Debt Strategy Qualified IV Private		8,702	(917)	75	-	-	7,860
Shinhan-Midas Donga Secondary Fund		4,752	-	68	-	-	4,820
ShinHan – Soo Young Entrepreneur Investment Fund No.1		9,968	(4,290)	(794)	-	-	4,884
Shinhan Praxis K-Growth Global Private Equity Fund		9,945	50	172	-	-	10,167
Credian Healthcare Private Equity Fund II		5,835	(5,835)	-	-	-	-
Kiwoom Milestone Professional Private Real Estate Trust 19		9,918	(66)	(18)	-	-	9,834
AIP EURO Green Private Real Estate Trust No.3		21,021	-	573	-	-	21,594
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,186	(460)	(239)	-	-	15,487
KB NA Hickory Private Special Asset Fund		34,938	(2,320)	334	-	-	32,952
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,618	(608)	1,056	-	-	19,066
BNP Paribas Cardif General Insurance		3,895	-	(362)	(5)	-	3,528
Hermes Private Investment Equity Fund		6,099	-	220	-	-	6,319
Shinhan-Nvestor Liquidity Solution Fund		4,493	(200)	(18)	-	-	4,275
Shinhan AIM FoF Fund 1a		8,760	64	181	-	-	9,005
IGIS Global Credit Fund 150-1		7,282	(308)	320	-	-	7,294

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		March 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Partner One Value up I Private Equity Fund	~~W~~	11,779	(20)	2,734	-	-	14,493
Genesis No.1 Private Equity Fund		80,113	97	(9,470)	-	-	70,740
Korea Omega Project Fund III		3,563	-	83	-	-	3,646
Soo Commerce Platform Growth Fund		4,068	-	56	-	-	4,124
Genesis North America Power Company No.1 PEF		16,983	-	(1,595)	-	-	15,388
Hyungje art printing(*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		10,582	11,759	1,798	-	-	24,139
Korea Finance Security		3,055	-	(10)	-	-	3,045
Multimedia Tech Co.Ltd.(*1)		-	-	-	-	-	-
MIEL CO.,LTD.(*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		32,993	(1,561)	(727)	-	-	30,705
DB Epic Convertiblebond Private Trust No.2		5,785	-	(247)	-	-	5,538
E&Healthcare Investment Fund No.6		15,163	-	(4,415)	-	-	10,748
One Shinhan Global Fund 1		4,029	-	140	-	-	4,169
Kiwoom-Shinhan Innovation Fund I		15,969	(1,150)	1,133	-	-	15,952
Daishin-K&T New Technology Investment Fund		7,000	-	-	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		47,389	(788)	1,192	-	-	47,793
Richmond Private Investment Trust No.82		15,049	-	211	-	-	15,260
Tiger Alternative Real Estate Professional Private5		18,499	(728)	1,452	-	-	19,223
Samchully Midstream Private Placement Special Asset Fund 5-4		28,818	(802)	(154)	-	-	27,862
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		65,616	(31,547)	474	-	-	34,543
NH-Amundi Global Infrastructure Trust 14		18,819	(241)	287	-	-	18,865
Jarvis Memorial Private Investment Trust 1		10,043	(177)	239	-	-	10,105
Mastern Private Private Investment Trust 68		10,010	(115)	113	-	-	10,008
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,641	-	18	-	-	35,659

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		March 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Milestone Private Real Estate Fund 3	~~W~~	18,528	-	904	-	-	19,432
IGIS Private Real Estate Investment Trust 286		8,844	(35)	55	-	-	8,864
Nomura-Rifa Private Real Estate Investment Trust 31		8,407	(191)	14	-	-	8,230
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,323	(3,174)	104	-	-	10,253
Hana Semiconductor New Technology Fund		24,131	1	(537)	-	-	23,595
J&Magnet Startup Venture Specialized Private Equity Fund		5,935	(2,329)	(1)	-	-	3,605
Cape IT Fund No.3		10,649	-	(437)	-	-	10,212
FuturePlay-Shinhan TechInnovation Fund 1		4,295	1,512	-	-	-	5,807
Stonebridge Corporate 1st Fund		3,239	-	(228)	-	-	3,011
Vogo Realty Partners Private Real Estate Fund V		10,827	(335)	159	-	-	10,651
Korea Credit Bureau		6,976	-	(496)	-	-	6,480
Goduck Gangil1 PFV Co., Ltd.(*1)		-	-	-	-	-	-
SBC PFV Co., Ltd.		18,208	-	(332)	-	-	17,876
NH-amundi global infra Professional Investment Type Private Mixed Asset Investment Trust No.16		43,839	-	6,698	-	-	50,537
IMM Global Private Equity Fund		120,855	(13,595)	8,857	-	-	116,117
HANA Alternative Estate Professional Private122		29,631	(642)	(1,400)	-	-	27,589
Hanwha-Incus Plus New Technology Fund No.1		11,026	-	(2,112)	-	-	8,914
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		51,210	(1,518)	280	-	-	49,972
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		286,531	(3,047)	1,978	-	-	285,462
PSA EMP Private Equity Fund		9,814	-	(29)	-	-	9,785
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,401	(324)	319	-	-	29,396
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,441	-	349	-	-	3,790
UI Venture Fund 7th		3,279	-	1	-	-	3,280
Sparklabs-Shinhan Opportunity Fund 1		4,832	-	(2)	-	-	4,830
BNW Tech-Innovation Private Equity Fund		5,942	-	(15)	-	-	5,927

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		March 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IGIS Real-estate Private Investment Trust No.33	~~W~~	14,099	(360)	57	-	-	13,796
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		3,002	(187)	321	-	-	3,136
WWG Global Real Estate Investment Trust no.4		17,752	(1,046)	225	-	-	16,931
Fidelis Global Private Real Estate Trust No.2		19,485	(397)	342	-	-	19,430
IGIS PRIVATE REAL ESTATE TRUST NO.331		3,765	(3,765)	-	-	-	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,344	(1,308)	919	-	-	47,955
Pebblestone CGV Private Real Estate Trust No.1		13,346	(388)	268	-	-	13,226
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45		-	253,361	-	-	-	253,361
Shinhan AIM Real Estate Fund No.2		22,464	-	(189)	-	-	22,275
Shinhan AIM Real Estate Fund No.1		46,945	(393)	502	-	-	47,054
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,944	(227)	226	-	-	32,943
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,902	-	(6)	-	-	20,896
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		6,692	729	(365)	-	-	7,056
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1		4,845	(4,845)	-	-	-	-
Korea Omega-Shinhan Project Fund I		5,931	-	(39)	-	-	5,892
New Green Shinhan Mezzanine Fund		4,916	(2,799)	140	-	-	2,257
KORAMKO-Daum Professional Private Investment Trust No.12		7,528	(129)	43	-	-	7,442
Samsung SRA Real Estate Professional Private 45		10,666	1,094	(359)	-	-	11,401
IBK Global New Renewable Energy Special Asset Professional Private2		32,349	-	365	-	-	32,714
VS Cornerstone Fund		3,464	-	(13)	-	-	3,451
Aone Mezzanine Opportunity Professional Private		9,580	-	217	-	-	9,797
KiwoomUnicorn3 New Technology Business Investment Fund		4,283	-	(650)	-	-	3,633
Multi Asset The United States Thortons Professional Private1		41,440	35	78	-	-	41,553
Kiwoom Milestone US Real Estate Professional Private20		51,512	(51,512)	-	-	-	-
NH-Amundi US Infrastructure Private Fund2		25,430	130	345	-	-	25,905

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		March 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
KB Distribution Private Real Estate1	~~W~~	30,698	(358)	350	-	-	30,690
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		20,712	1,837	397	-	-	22,946
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		29,149	(232)	459	-	-	29,376
Kakao-Shinhan 1st TNYT Fund		5,681	-	97	-	-	5,778
IMM Special Situation 1-2 PRIVATE EQUITY FUND		10,870	(161)	62	-	-	10,771
Pacific Private Placement Real Estate Fund No.40		11,647	-	191	-	-	11,838
Mastern Private Real Estate Loan Fund No.2		5,692	1,605	91	-	-	7,388
LB Scotland Amazon Fulfillment Center Fund 29		31,182	(673)	82	-	-	30,591
JR AMC Hungary Budapest Office Fund 16		12,204	-	258	-	-	12,462
IGIS 372 Real Estate Professional Private		56,835	(56,827)	(8)	-	-	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		3,830	(1,216)	4,173	-	-	6,787
Future-Creation Neoplux Venture Capital Fund		3,796	(305)	236	-	-	3,727
Gyeonggi-Neoplux Superman Fund		6,399	-	191	-	-	6,590
NewWave 6th Fund		6,150	1,500	(98)	-	-	7,552
KTC-NP Growth Champ 2011-2 Private Equity Fund		2,853	-	295	-	-	3,148
Neoplux No.3 Private Equity Fund		10,295	(12)	(1,622)	-	-	8,661
PCC Amberstone Private Equity Fund I		22,480	(635)	750	-	-	22,595
KIAMCO POWERLOAN TRUST 4TH		43,955	(375)	363	-	-	43,943
Mastern Opportunity Seeking Real Estate Fund II		19,799	(18)	458	-	-	20,239
AION ELFIS PROFESSIONAL PRIVATE 1		5,528	-	(702)	-	-	4,826
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,453	-	(24)	-	-	4,429
Neoplux Market-Frontier Secondary Fund		11,545	-	(312)	-	-	11,233
Harvest Private Equity Fund II		2,982	-	584	-	-	3,566
Synergy Green New Deal 1st New Technology Business Investment Fund		10,008	(173)	605	-	-	10,440
KAIM Real-estate Private Investment Trust 20		5,098	(88)	53	-	-	5,063

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		March 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	7,948	-	265	-	-	8,213
Daishin New Technology Investment Fund 5th		2,850	-	242	-	-	3,092
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,125	-	1,231	-	-	4,356
EBEST-JACE Fund No.40		2,916	-	151	-	-	3,067
Acurus Hyundai Investment Partners New Technology		2,927	-	367	-	-	3,294
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		44,594	-	(3,066)	1,865	-	43,393
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		44,594	-	(3,066)	1,865	-	43,393
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		15,855	-	(267)	-	-	15,588
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		29,644	(29,644)	-	-	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,142	8,343	224	-	-	29,709
Eum Private Equity Fund No.7		7,872	121	(29)	-	-	7,964
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		5,034	-	(15)	-	-	5,019
Kiwoom Hero No.4 Private Equity Fund		4,707	-	(426)	-	-	4,281
Vogo Canister Professional Trust Private Fund I		43,975	(693)	458	-	-	43,740
SW-S Fund		-	7,000	(85)	-	-	6,915
CL Buyout 1st PEF		-	13,875	-	-	-	13,875
Timefolio The Venture-V second		-	4,000	10	-	-	4,010
Newlake Growth Capital Partners2 PEF		-	13,000	-	-	-	13,000
Shinhan Smilegate Global PEF I		-	3,376	-	-	-	3,376
Fount Professional Investors Private Investment Trust No.3		-	5,000	21	-	-	5,021
Genesis Eco No.1 PEF		-	12,388	(72)	-	-	12,316
SHINHAN-NEO Market-Frontier 2nd Fund(*2)		-	12,810	(834)	-	-	11,976
NH-Synergy Core Industrial New Technology Fund		-	6,500	(61)	-	-	6,439
J& Moorim Jade Investment Fund		-	5,500	(3)	-	-	5,497
Others		127,134	14,922	(2,355)	-	-	139,701
	~~W~~	2,657,768	144,920	12,639	7,531	-	2,822,858

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

(*2) Classified as investments in associates without cash transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	-	(928)	(1,058)	-	50,600
Songrim Partners(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund (*3)		16,384	(16,171)	(213)	-	-	-
Partners 4th Growth Investment Fund		14,917	(4,474)	1,515	-	-	11,958
KTB Newlake Global Healthcare PEF		11,280	(1,950)	74	-	-	9,404
Daekwang Semiconductor Co., Ltd.		3,388	-	243	-	-	3,631
Shinhan-Neoplux Energy Newbiz Fund(*4)		7,880	5,887	703	-	-	14,470
Shinhan-Albatross tech investment Fund		8,734	4,650	(62)	-	-	13,322
Plutus-SG Private Equity Fund		4,231	(5,230)	999	-	-	-
Eum Private Equity Fund No.3		3,574	(5,621)	2,050	-	-	3
KTB Confidence Private Placement		6,067	(6,063)	(4)	-	-	-
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,256	(772)	(3,484)	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(48)	(8,868)	-	-	-
VOGO Debt Strategy Qualified IV Private		9,930	(1,700)	472	-	-	8,702
Shinhan-Midas Donga Secondary Fund		3,486	1,150	116	-	-	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	1,495	3,924	-	-	9,968
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(4,406)	494	-	-	-
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	78	(435)	-	-	9,945
Credian Healthcare Private Equity Fund II		2,377	(4,937)	8,395	-	-	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(265)	(224)	-	-	9,918
AIP EURO Green Private Real Estate Trust No.3		20,884	(1,189)	1,326	-	-	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(26,907)	3,220	-	-	2,277
Shinhan Global Healthcare Fund 1		3,209	-	128	-	(3,337)	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(1,359)	745	-	-	16,186
IBK AONE convertible 1		6,077	(6,048)	(29)	-	-	-
Rico synergy collabo Multi-Mezzanine 3		3,217	(3,221)	4	-	-	-
KB NA Hickory Private Special Asset Fund		35,930	(2,609)	1,617	-	-	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(1,330)	386	-	-	18,618
BNP Paribas Cardif General Insurance		2,113	3,066	(1,244)	(40)	-	3,895
Axis Global Growth New Technology Investment Association		3,205	(2,920)	(285)	-	-	-
Hermes Private Investment Equity Fund		6,376	-	(277)	-	-	6,099
SHC ULMUS Fund No.1		3,149	(3,289)	140	-	-	-
Shinhan-Nvestor Liquidity Solution Fund		4,865	(1,004)	632	-	-	4,493
Shinhan AIM FoF Fund 1a		7,242	1,324	194	-	-	8,760
IGIS Global Credit Fund 150-1		9,718	(4,002)	1,566	-	-	7,282

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
GX Shinhan Intervest 1st Private Equity Fund	~~W~~	33,166	(54,515)	21,349	-	-	-
Soo Commerce Platform Growth Fund		6,343	(8,474)	3,278	-	-	1,147
Partner One Value up I Private Equity Fund		11,891	(20)	(92)	-	-	11,779
Genesis No.1 Private Equity Fund		51,150	388	28,575	-	-	80,113
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	-	-	-
Korea Omega Project Fund III		3,016	-	547	-	-	3,563
Soo Delivery Platform Growth Fund		8,922	(7,929)	3,075	-	-	4,068
Genesis North America Power Company No.1 PEF		18,275	(3,869)	2,577	-	-	16,983
Hyungje art printing (*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	(10,794)	664	-	-	10,582
Shinhan-Rhinos 1 Fund		3,029	(1,004)	574	-	-	2,599
Pacific Private Investment Trust No.20		4,076	(1,289)	212	-	-	2,999
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(170)	-	-	1,345
Korea Finance Security		3,235	-	(180)	-	-	3,055
Multimedia Tech Co.Ltd. (*1)		19	-	(19)	-	-	-
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,366	47	-	-	32,993
DB Epic Convertiblebond Private Trust No.2		5,063	202	520	-	-	5,785
PCC S/W 2nd Fund		3,001	(3,328)	327	-	-	-
E&Healthcare Investment Fund No.6		7,776	-	7,387	-	-	15,163
One Shinhan Global Fund1		4,441	-	(412)	-	-	4,029
Kiwoom-Shinhan Innovation Fund I		7,284	7,500	1,185	-	-	15,969
Daishin-K&T New Technology Investment Fund		7,057	-	(57)	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	21,537	2,121	-	-	47,389
Richmond Private Investment Trust No.82		15,120	(855)	784	-	-	15,049
Tiger Alternative Real Estate Professional Private5		19,820	(1,376)	55	-	-	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(968)	(956)	-	-	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	9,253	2,532	-	-	65,616
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(14,484)	126	-	-	-
NH-Amundi Global Infrastructure Trust 14		18,497	(460)	782	-	-	18,819

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Pacific Private Real Estate Fund Investment Trust No.30 (*3)	~~W~~	14,816	(15,374)	558	-	-	-
Jarvis Memorial Private Investment Trust 1		10,166	(763)	640	-	-	10,043
Mastern Private Private Invetstment Trust 68		9,999	(460)	471	-	-	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	30,510	734	-	-	35,641
Milestone Private Real Estate Fund 3		17,186	(838)	2,180	-	-	18,528
IGIS Private Real Estate Investment Trust 286		9,768	(1,361)	437	-	-	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		8,914	(932)	425	-	-	8,407
Lime Pricing Private Equity Fund		8,300	(8,217)	(83)	-	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(29,980)	1,312	-	-	13,323
DS Solid.II Hedge Fund		4,123	(6,397)	2,274	-	-	-
Hana Semiconductor New Technology Fund		12,856	(2,557)	13,832	-	-	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	(2,151)	2,107	-	-	5,935
Cape IT Fund No.3		9,967	(580)	1,262	-	-	10,649
FuturePlay-Shinhan TechInnovation Fund 1		868	3,661	(234)	-	-	4,295
Stonebridge Corporate 1st Fund		2,981	-	258	-	-	3,239
Vogo Realty Partners Private Real Estate Fund V		10,376	(566)	1,017	-	-	10,827
IL GU FARM CO.,LTD. (*1)		-	-	-	-	-	-
Korea Credit Bureau		6,812	(90)	254	-	-	6,976
Goduck Gangil1 PFV Co., Ltd. (*1)		48	-	(48)	-	-	-
SBC PFV Co., Ltd.		20,000	-	(1,792)	-	-	18,208
Sprott Global Renewable Private Equity Fund II		19,016	(18,909)	(107)	-	-	-
NH-amundi global infra private fund 16		48,158	(1,236)	(3,083)	-	-	43,839
IMM Global Private Equity Fund		28,925	90,776	1,154	-	-	120,855
HANA Alternative Estate Professional Private122		26,205	(644)	4,070	-	-	29,631
Hanwha-Incus Plus New Technology Fund No.1		5,499	-	5,527	-	-	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		51,293	(1,613)	1,530	-	-	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	127,753	8,461	-	-	286,531
PSA EMP Private Equity Fund		9,927	(278)	165	-	-	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(239)	177	-	-	29,401
SHBNPP Peace of Mind TDF 2035 Security Investment Trust		5,727	(5,727)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
SHBNPP Peace of Mind TDF 2040 Security Investment Trust	~~W~~	5,729	(5,729)	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	-	376	-	-	3,441
VISION US Muni US Local Debt Opportunities Professional Private1(*3)		9,869	(10,032)	163	-	-	-
UI Venture Fund 7th		-	3,000	279	-	-	3,279
Sparklabs-Shinhan Opportunity Fund 1		-	4,999	(167)	-	-	4,832
BNW Tech-Innovation Private Equity Fund		-	6,000	(58)	-	-	5,942
IGIS Real-estate Private Investment Trust No.33		-	13,945	154	-	-	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		-	3,000	2	-	-	3,002
WWG Global Real Estate Investment Trust no.4		-	16,874	878	-	-	17,752
Fidelis Global Private Real Estate Trust No.2		-	18,582	903	-	-	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		-	3,932	(167)	-	-	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		-	45,082	3,262	-	-	48,344
Pebblestone CGV Private Real Estate Trust No.1		-	12,793	553	-	-	13,346
Shinhan AIM Real Estate Fund No.2(*2)		-	36,186	(7,652)	-	(6,070)	22,464
Shinhan AIM Real Estate Fund No.1(*2)		-	45,415	1,530	-	-	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust(*2)		-	32,258	686	-	-	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust(*2)		-	22,003	(1,101)	-	-	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		-	7,273	(581)	-	-	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1(*2)		-	4,859	(14)	-	-	4,845
Korea Omega-Shinhan Project Fund I		-	6,000	(69)	-	-	5,931
New Green Shinhan Mezzanine Fund		-	4,000	916	-	-	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		-	6,930	598	-	-	7,528
Samsung SRA Real Estate Professional Private 45		-	10,701	(35)	-	-	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		-	29,177	3,172	-	-	32,349
VS Cornerstone Fund		-	3,500	(36)	-	-	3,464
Aone Mezzanine Opportunity Professional Private		-	8,000	1,580	-	-	9,580
KiwoomUnicorn3New Technology Business Investment Fund		-	3,000	1,283	-	-	4,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Multi Asset The United States Thortons Professional Private1(*2)	~~W~~	-	44,202	(2,762)	-	-	41,440
Kiwoom Milestone US Real Estate Professional Private20		-	49,791	1,721	-	-	51,512
NH-Amundi US Infrastructure Private Fund2(*2)		-	24,647	783	-	-	25,430
KB Distribution Private Real Estate1(*2)		-	29,984	714	-	-	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust(*2)		-	19,968	744	-	-	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2(*2)		-	28,251	898	-	-	29,149
Kakao-Shinhan 1st TNYT Fund		-	6,000	(319)	-	-	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		-	10,000	870	-	-	10,870
Pacific Private Placement Real Estate Fund No.40		-	11,273	374	-	-	11,647
Mastern Private Real Estate Loan Fund No.2		-	5,740	(48)	-	-	5,692
LB Scotland Amazon Fulfillment Center Fund 29		-	30,753	429	-	-	31,182
JR AMC Hungary Budapest Office Fund 16		-	11,380	824	-	-	12,204
IGIS 372 Real Estate Professional Private		-	58,200	(1,365)	-	-	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*4)		-	4,058	(228)	-	-	3,830
Future-Creation Neoplux Venture Capital Fund(*4)		-	4,204	(408)	-	-	3,796
Gyeonggi-Neoplux Superman Fund(*4)		-	7,665	(1,266)	-	-	6,399
NewWave 6th Fund(*4)		-	6,242	(92)	-	-	6,150
Neoplux No.3 Private Equity Fund(*4)		-	10,825	(530)	-	-	10,295
PCC Amberstone Private Equity Fund I(*2)		-	22,066	414	-	-	22,480
KIAMCO POWERLOAN TRUST 4TH		-	43,390	565	-	-	43,955
Mastern Opportunity Seeking Real Estate Fund II		-	19,508	291	-	-	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		-	5,000	528	-	-	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		-	4,500	(47)	-	-	4,453
Neoplux Market-Frontier Secondary Fund(*4)		-	10,974	571	-	-	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		-	10,000	8	-	-	10,008
KAIM Real-estate Private Investment Trust 20		-	5,000	98	-	-	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		-	8,150	(202)	-	-	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		-	3,125	-	-	-	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		-	44,780	(9)	(177)	-	44,594

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2	~~W~~	-	44,780	(9)	(177)	-	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		-	16,000	(145)	-	-	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		-	30,000	(356)	-	-	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	21,142	-	-	-	21,142
Eum Private Equity Fund No.7		-	7,872	-	-	-	7,872
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		-	5,034	-	-	-	5,034
Kiwoom Hero No.4 Private Equity Fund		-	4,707	-	-	-	4,707
Vogo Canister Professional Trust Private Fund I(*2)		-	43,975	-	-	-	43,975
Others		85,517	25,966	19,814	(5)	-	131,292
	~~W~~	1,452,861	1,056,238	159,533	(1,457)	(9,407)	2,657,768

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’resulting from the investees’ cumulative loss.

(*2) Classified as investments in associates without cash transactions.

(*3) For the year ended December 31, 2020, it is incorporated into the consolidation target as it held control due to increased equity ratio.

(*4) For the year ended December 31, 2020, it is incorporated into the investments in associates as Shinhan Venture Investment Co., Ltd.is incorporated into the consolidation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Securities sold:
Stocks	~~W~~	499,865	387,857
Government/Local government bonds		515,398	503,920
Others		4,300	5,352
		1,019,563	897,129
Gold/silver deposits		538,851	539,565
	~~W~~	1,558,414	1,436,694

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020	Reason for designation
Equity-linked securities sold	~~W~~	5,956,234	6,556,288	Combined financial instrument
Other securities sold with embedded derivatives		1,952,229	1,899,436
	~~W~~	7,908,463	8,455,724

    (*) The Group designated the financial liabilities at the initial recognition(or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~7,908,463 million as of March 31, 2021. Increase in values of the liability due to credit risk changes is ~~W~~622 million for the three-month period ended March 31, 2021 and the accumulated changes in values are ~~W~~(-)5,985 million as of March 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

15. Debt securities issued

Debt securities issued as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.61~8.00	~~W~~	60,995,706	0.67~8.00	~~W~~	59,816,756
Subordinated debt securities issued	2.20~4.60		4,370,125	2.20~4.60		4,370,125
Gain on fair value hedges	-		(82,678)	-		(63,652)
Discount on debt securities issued	-		(41,471)	-		(39,309)
			65,241,682			64,083,920
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		6,707,752	0.25~7.59		7,182,619
Subordinated debt securities issued	3.34~5.10		3,745,040	3.34~5.10		3,598,624
Loss on fair value hedges	-		201,741	-		309,880
Discount on debt securities issued	-		(39,940)	-		(40,649)
			10,614,593			11,050,474
		~~W~~	75,856,275		~~W~~	75,134,394

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

16. Defined benefit assets and liabilities

(a) Defined benefit obligations and plan assets

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

Defined benefit obligations and plan assets as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Present value of defined benefit obligations	~~W~~	2,180,590	2,182,464
Fair value of plan assets		(2,124,784)	(2,138,324)
Recognized liabilities for defined benefit obligations(*)	~~W~~	55,806	44,140

(*) The net defined benefit obligation of ~~W~~55,806 million as of March 31, 2021 is the net defined benefit liability of ~~W~~76,996 million less the net plan assets of ~~W~~21,190 million. In addition, the net defined benefit obligation of ~~W~~44,140 million as of December 31, 2020 is the net defined benefit liability of ~~W~~62,514 million less the net plan assets of ~~W~~18,374 million.

(b) Expenses recognized in profit or loss for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Current service cost	~~W~~	45,556	45,270
Net interest expense		165	392
	~~W~~	45,721	45,662

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

17.  Provisions

(a) Provisions as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Asset retirement obligations	~~W~~	66,079	65,659
Expected loss related to litigation		13,988	12,468
Unused credit commitments		306,956	305,719
Financial guarantee contracts issued		83,110	83,851
Others		403,597	337,039
	~~W~~	873,730	804,736

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows:

		March 31, 2021
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614
Transfer (from) to 12-month expected credit loss		33,579	(33,555)	(24)	2,579	(2,579)	-	-
Transfer (from) to lifetime expected credit loss		(7,251)	7,279	(28)	(690)	690	-	-
Transfer (from) to impaired financial asset		(62)	(378)	440	-	-	-	-
Provision(reversed)		(30,644)	32,123	(262)	2,151	(191)	1	3,178
Foreign exchange rate change		(385)	362	-	827	192	-	996
Others(*)		43	-	-	(5,003)	711	(1)	(4,250)
Ending balance	~~W~~	159,427	145,968	1,561	54,414	6,158	10	367,538

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-months expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer (from) to 12-month expected credit loss		63,818	(55,295)	(8,523)	2,059	(2,059)	-	-
Transfer (from) to lifetime expected credit loss		(9,883)	11,365	(1,482)	(3,951)	3,951	-	-
Transfer (from) to impaired financial asset		(244)	(875)	1,119	-	-	-	-
Provision(reversed)		(20,377)	65,455	(1,564)	8,258	1,845	(822)	52,795
Foreign exchange rate change		(1,195)	(352)	-	(1,335)	(223)	(49)	(3,154)
OtOthers(*)		-	-	-	(18,948)	(1,748)	70	(20,626)
Ending balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Policy reserve	~~W~~	53,542,065	53,391,401
Policyholder’s equity adjustment		29,568	68,829
	~~W~~	53,571,633	53,460,230

(b) Income or expenses on insurance for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Insurance income
Premium income	~~W~~	1,639,416	1,712,695
Reinsurance income		36,956	38,745
Separate account income		21,250	16,243
		1,697,622	1,767,683
Insurance expenses
Claims paid		1,452,763	1,552,024
Reinsurance premium expenses		42,692	44,850
Provision for policy reserves(*)		150,762	169,107
Separate account expenses		21,249	16,243
Discount charge		189	155
Acquisition costs		179,034	212,296
Collection expenses		4,702	4,788
Deferred acquisition costs(-)		(109,206)	(129,184)
Amortization of deferred acquisition costs		111,473	98,253
		1,853,658	1,968,532

Net loss on insurance	~~W~~	(156,036)	(200,849)

(*) Interest expenses on savings insurance contracts are included. (~~W~~466,545 million and ~~W~~494,270 million for the three-month periods ended March 31, 2021 and 2020, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19. Equity

(a) Equity as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Capital stock:
Common stock	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641

Hybrid bond		2,778,525	2,179,934

Capital surplus:
Share premium		11,352,819	11,352,924
Others		742,224	882,015
		12,095,043	12,234,939

Capital adjustments		(664,848)	(687,935)

Accumulated other comprehensive income, net of tax:
Gain (loss) on financial assets at fair value through other comprehensive income		(198,000)	226,811
Gain on financial assets at fair value through profit or loss (Overlay approach)		114,364	161,919
Equity in other comprehensive income of associates		8,224	4,849
Foreign currency translation adjustments for foreign operations		(292,578)	(377,061)
Net loss from cash flow hedges		(40,248)	(48,171)
Other comprehensive income of separate account		5,338	18,423
Actuarial losses		(386,181)	(385,780)
Changes in own credit risk on financial liabilities designated under fair value option		(4,339)	(5,171)
		(793,420)	(404,181)

Retained earnings		28,123,613	27,777,169

Non-controlling interest(*)		2,234,038	2,287,291
	~~W~~	46,742,592	46,356,858

(*) The non-controlling interests of ~~W~~59,709 million decreased during the three-month period ended March 31, 2021 due to the acquisition of the remaining shares of Shinhan Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments of March 31, 2021 and December 31, 2020 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		March 31, 2021	December 31, 2020
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	134,678
April 13, 2018	〃	-	4.56		14,955	14,955
August 29, 2018	〃	-	4.15		398,679	398,679
June 28, 2019	〃	-	3.27		199,476	199,476
September 17, 2020	〃	-	3.12		448,699	448,699
March 16, 2021	〃	-	2.94		429,009	-
March 16, 2021	〃	-	3.30		169,582	-
August 13, 2018	USD	-	5.88		559,526	559,526
				~~W~~	2,778,525	2,179,934

(*) For the three-month period ended March 31, 2021, the deduction for capital related to hybrid bonds issued is ~~W~~1,409 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows:

		March 31, 2021
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(553,538)	(65,844)	7,532	-	-	(18,048)	-	(3)	6,649	622	(622,630)
Reclassification:
Change due to impairment or disposal		(51,493)	-	-	-	-	-	-	-	-	-	(51,493)
Effect of hedge accounting		-	-	-	-	(98,748)	-	-	-	-	-	(98,748)
Hedging		3,823	-	-	(25,922)	109,685	-	-	-	-	-	87,586
Effects from changes in foreign exchange rate		-	(245)	-	114,876	-	-	-	-	(229)	-	114,402
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(569)	-	-	-	(569)
Deferred income taxes		164,304	18,534	(4,155)	(4,548)	(3,014)	4,963	166	1	(4,579)	(316)	171,356
Transfer to other account		-	-	-	-	-	-	-	-	9,476	526	10,002
Non-controlling interests		776	-	-	77	-	-	2	-	-	-	855
Ending balance	~~W~~	(289,299)	114,364	8,252	(292,578)	(40,248)	5,338	(386,181)	(28)	91,299	(4,339)	(793,420)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

19.  Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2021 and the year ended December 31, 2020 are as follows (continued):

		December 31, 2020
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		(3,601)	125,298	(1,080)	-	-	5,358	-	(15)	(19,133)	(9,689)	97,138
Reclassification:
Change due to impairment or disposal		(105,274)	-	-	5,858	-	-	-	-	-	13,942	(85,474)
Effect of hedge accounting		-	-	-	-	144,750	-	-	-	-	-	144,750
Hedging		(4,395)	-	-	45,083	(164,708)	-	-	-	-	-	(124,020)
Effects from changes in foreign exchange rate		-	74	(355)	(219,306)	-	-	-	-	721	-	(218,866)
Remeasurements of the defined benefit plans		-	-	-	-	-	-	21,422	-	-	-	21,422
Deferred income taxes		26,486	(35,074)	(1,883)	7,000	5,498	(1,474)	(5,610)	5	(2,573)	(1,169)	(8,794)
Transfer to other account		-	-	-	-	-	-	-	-	27,825	-	27,825
Non-controlling interests		285	-	-	1,769	-	-	(60)	-	-	-	1,994
Ending balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won, except per share data)

19.  Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of March 31, 2021 and December 31, 2020 are as follows:s

		March 31, 2021	December 31, 2020
Beginning balance	~~W~~	3,329,899	3,161,170
Planned regulatory reversal of loan losses		116,889	168,729
Ending balance	~~W~~	3,446,788	3,329,899

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Profit attributable to equity holders of Shinhan Financial Group Co., Ltd.	~~W~~	1,191,938	932,400
Provision for regulatory reserve for loan losses		(116,948)	(72,379)
Profit attributable to equity holders of Shinhan Financial Group Co., Ltd. adjusted for regulatory reserve	~~W~~	1,074,990	860,021
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)	~~W~~	1,954	1,700

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won, except per share data)

19.  Equity (continued)

(f) Treasury stock

The acquisition of treasury stock during the three-month period ended March 31, 2021 and for the year ended December 31, 2020 is as follows:

	March 31, 2021			December 31, 2020 (*)
	The number of share		Carrying value	The number of share		Carrying value
Beginning balance	704,796	~~W~~	28,215	13,882,062	~~W~~	600,000
Acquisition	2,424		79	5,049,594		150,467
Disposal	700,870		(28,067)	13,191,202		(572,252)
Retirement	-		-	5,035,658		(150,000)
Ending balance	6,350	~~W~~	227	704,796	~~W~~	28,215

(*) Changes in equity shares due to the exchange of shares with Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co, Ltd. are included in the acquisition and disposal for treasury stock. Shares of Shinhan Financial Group Co., Ltd. owned by Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co, Ltd. are included in treasury stocks.

(g) Dividends

Dividends declared and paid by the controlling company for the three-month period ended March 31, 2021 are as follows:

		March 31, 2021
Common stock (~~W~~1,500 per share)	~~W~~	773,839
Convertible preferred stock (~~W~~1,716 per share)		29,999
	~~W~~	803,838

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

20. Net interest income

Net interest income for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Interest income:
Cash and due from banks at amortized cost	~~W~~	23,089	43,816
Deposit at FVTPL		350	7,096
Securities at FVTPL		158,438	204,722
Securities at FVOCI		214,259	255,100
Securities at amortized cost		265,126	267,058
Loans at amortized cost		2,829,911	3,043,235
Loans at FVTPL		13,022	19,154
Others		18,491	21,156
		3,522,686	3,861,337
Interest expense:
Deposits		528,092	825,854
Borrowings		77,279	131,907
Debt securities issued		346,655	415,892
Others		14,307	24,252
		966,333	1,397,905

Net interest income	~~W~~	2,556,353	2,463,432

21. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Fees and commission income:
Credit placement fees	~~W~~	20,929	29,643
Commission received as electronic charge receipt		37,390	36,179
Brokerage fees		177,534	106,747
Commission received as agency		37,723	37,124
Investment banking fees		27,247	25,378
Commission received in foreign exchange activities		63,053	57,762
Asset management fees		76,091	67,988
Credit card fees		264,023	275,438
Operating lease fees		80,811	49,002
Others		239,615	210,175
		1,024,416	895,436
Fees and commission expense:
Credit-related fees		10,393	11,762
Credit card fees		197,491	224,050
Others		135,073	128,143
		342,957	363,955

Net fees and commission income	~~W~~	681,459	531,481

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

22. Provision for allowance for credit loss

Provision for allowance for credit loss on financial assets for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Allowance provided :
Loans at amortized cost	~~W~~	(158,656)	(248,099)
Other financial assets at amortized cost		(17,555)	(10,309)
Securities at fair value through other comprehensive income		(725)	(2,120)
Unused credit line and financial guarantee		(3,178)	(22,794)
Securities at amortized cost		-	(592)
		(180,114)	(283,914)
Allowance reversed :
Securities at amortized cost		60	-
	~~W~~	(180,054)	(283,914)

23. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Employee benefits:
Salaries	~~W~~	798,280	708,343
Severance benefits:		54,719	54,245
Defined contribution		10,416	9,928
Defined benefit		44,303	44,317
Termination benefits		639	1,107
		853,638	763,695

Entertainment		8,494	8,111
Depreciation		119,851	124,779
Amortization		40,522	29,202
Taxes and utility bills		49,670	42,161
Advertising		34,675	37,002
Research		5,763	4,849
Others		166,396	188,089
	~~W~~	1,279,009	1,197,888

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won, except per share data)

24.  Share-based payments

(a) Stock options granted as of March 31, 2021 are as follows:

7th grant(*)

Type	Cash payment

Grant date	March 19, 2008

Exercise price in won	~~W~~49,053

Number of shares granted	808,700

Options’ expiry dates	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Beginning balance	36,162
Exercised and cancelled	-
Ending balance	36,162

Fair value per share in won	~~W~~0 (Expiration of contractual exercise period : May 17, 2021) ~~W~~92 (Expiration of contractual exercise period : Sep 17, 2021)

(*) All of stock options have vested as of March 31, 2021, and the weighted average exercise price for 36,162 stock options outstanding as of March 31, 2021 is ~~W~~49,053.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

24.  Share-based payments (continued)

(b) Performance shares granted as of March 31, 2021 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions(*1)	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at March 31, 2021	129,120	1,764,667

Fair value per share in won(*2)	~~W~~40,580, ~~W~~44,222, ~~W~~33,122 for the expiration of exercising period from 2018 to 2020	~~W~~37,450

(*1) Starting with the shares provided since 2020, Shinhan Financial Group and subsidiaries related to banking segment will apply relative stock price linked (20.0%), management index (60.0%) and prudential index (20.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years (In the case of deferred quantity for after five years) after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

24.  Share-based payments (continued)

(c) Share-based compensation costs for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance share		1,760	13,275	15,035
	~~W~~	1,761	13,276	15,037

		March 31, 2020
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	(15)	(20)	(35)
Performance share		(2,142)	(17,666)	(19,808)
	~~W~~	(2,157)	(17,686)	(19,843)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	2	3
Performance share		8,072	62,874	70,946
	~~W~~	8,073	62,876	70,949

(*)The intrinsic value of share-based payments is ~~W~~ 70,946 million as of March 31, 2021. For calculating, the quoted market price ~~W~~ 37,450 per share is used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		December 31, 2020
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance share		7,201	60,241	67,442
	~~W~~	7,202	60,242	67,444

(*)The intrinsic value of share-based payments is ~~W~~67,442 million as of December 31, 2020. For calculating, the quoted market price ~~W~~32,050 per share is used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

25. Income tax expense

Income tax expense for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Current income tax expense	~~W~~	379,490	192,501
Temporary differences		(108,177)	108,700
Income tax recognized in other comprehensive income		156,078	25,841
Income tax expense	~~W~~	427,391	327,042

Effective tax rate	%	25.98	25.62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

26. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,191,938	932,400
Dividends to hybrid bonds		(31,462)	(29,144)
Net profit available for common stock	~~W~~	1,160,476	903,256

Weighted average number of common stocks outstanding(*)		533,972,776	488,781,705

Basic and diluted earnings per share in won	~~W~~	2,173	1,848

(*) The number of basic ordinary shares outstanding is 516,599,554 shares and the above weighted- average stocks are calculated by reflecting the changes in treasury stocks for the three-month period ended March 31, 2021 and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Guarantees:
Outstanding guarantees	~~W~~	10,039,743	10,249,827
Contingent guarantees		3,870,843	3,433,953
		13,910,586	13,683,780
Commitments to extend credit:
Loan commitments in won		82,679,224	80,598,639
Loan commitments in foreign currency		19,977,674	19,319,903
ABS and ABCP commitments		1,545,927	1,604,958
Others		88,512,241	87,718,227
		192,715,066	189,241,727
Endorsed bills:
Secured endorsed bills		437	1,650
Unsecured endorsed bills		9,319,602	7,324,559
		9,320,039	7,326,209

	~~W~~	215,945,691	210,251,716

(b) Legal contingencies

As of March 31, 2021, the Group is involved with 585 pending lawsuits with total litigation fee of ~~W~~327,701 million.

As of the March 31, 2021, the Group has recorded ~~W~~13,988 million and ~~W~~3,418 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., The outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake in the Group.  In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (TRS, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged ("IIG Fund") from May 2017 to September 2017.

The Group invested the IIG Fund in LAM Enhanced Finance III L.P. ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind. Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Regarding the Lime Trade Financial Fund and etc, the Financial Supervisory Service Sanctions Review Committee or the Financial Services Commission Securities Futures Commission voted on institutional sanctions or is deliberating on institutional sanctions for the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

27.  Commitments and contingencies (continued)

The prosecution arrested and indicted the former director of Prime Brokerage Services on fraud charges. On September 25, the former director of Prime Brokerage Service was convicted in the first trial for fraud for violation of the Capital Market and Financial Investment Services Act. The former director of Prime Brokerage Services submitted an appeal on October 5, 2020.

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. It is expected that the criminal trial will determine whether the Group is legally responsible or not. The Group has determined the present obligation that the Group may liable for the charge of involvement in the fraud is not significant.

Meanwhile, the Financial Supervisory Service's dispute settlement committee decided to return the full principal for some Lime Fund at the June 30, 2020. Accordingly, the other financial company that sold the same funds went to law for damages against the Group in April 2021.

As of March 31, 2021, there is a dispute between companies over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group conducted the compensation and liquidity supply for some of the Lime Fund sales. The Group sold private equity trusts operated by Lime Asset Management to customers as fund sellers. Supervision authorities are currently conducting inspections on Lime Asset Management, which operates private equity trusts. Depending on the inspection results, procedures for dispute settlement and damage relief measures for incomplete sales may be carried out.

(e) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of March 31, 2021, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities are conducting an inspection on the incomplete sale of trust products. The Financial Supervisory Service has notified advance notice that is a result of the inspection to the Group. In addition, the Financial Supervisory Service Sanctions Review Committee and the Financial Services Commission Securities Futures Commission reviewed and voted on the sanctions of staffs and institutions. However, institutional sanctions against the Group will be finalized by the Financial Services Commission in the future.

(f) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of March 31, 2021, approximately ~~W~~373.8 billion, expired amount, of ~~W~~420.0 billion, outstanding balance, is suspended from redemption and delayed in repayment.

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Cash and due from banks at amortized cost	~~W~~	30,051,744	33,420,549
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(2,273,822)	(2,488,156)
Restricted due from banks		(18,613,503)	(21,969,411)
		(20,887,325)	(24,457,567)
	~~W~~	9,164,419	8,962,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No.1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a) Balances with the related parties as of March 31, 2021 and December 31, 2020 are as follows:

Related party	Account		March 31, 2021	December 31, 2020
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	73	76
〃	Credit card loans		106	81
〃	Deposits		13,882	13,941
Partners 4th Growth Investment Fund	Deposits		37,792	2,802
BNP Paribas Cardif General Insurance	Credit card loans		29	21
〃	Other provisions		(1)	-
〃	Deposits		44	41
Dream High Fund Ⅲ	Deposits		2	4
Credian Healthcare Private Equity Fund II(*)	Deposits		-	2
Midas Dong-A Snowball Venture Fund 2	Deposits		486	1,739
Eum Private Equity Fund No.3(*)	Deposits		-	20
Incorporated association Finance Saving Information Center	Deposits		5	7
Nomura investment property trust No.19	Loans		-	11,976
〃	Other assets		-	44
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		111	1,160
Korea Finance Security	Deposits		669	568
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		98	16
Hermes Private Investment Equity Fund	Deposits		370	352
Multimedia Tech Co.Ltd.	Deposits		1	-
Korea Credit Bureau	Deposits		2,227	2,088
Goduck Gangil1 PFV Co., Ltd.	Loans		24,000	24,000
〃	ACL		(71)	(71)
SBC PFV Co., Ltd.	Deposits		1,127	8,011
Sprott Global Renewable Private Equity Fund I	Deposits		239	258
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(2)	(2)
〃	Deposits		14,784	10,820
Goduck Gangil10 PFV Co., Ltd.	Loans		9,600	9,400
〃	ACL		(20)	(19)
〃	Deposits		4,731	2,718
Shinhan Global Healthcare Fund 1	Deposits		1	1
One Shinhan Global Fund 1	Unearned revenue		47	122
IGIS PRIVATE REAL ESTATE TRUST NO.331(*)	Loans		-	9,919
〃	Accrued income		-	121
〃	Unearned revenue		-	22
COSPEC BIM tech	Loans		-	151
〃	ACL		-	(95)
〃	Deposits		1	1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties

(a) Balances with the related parties as of March 31, 2021 and December 31, 2020 are as follows (continued):

Related party	Account		March 31, 2021	December 31, 2020
Investments in associates (continued):
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits	~~W~~	280	117
EDNCENTRAL Co.,Ltd.	Loans		19,658	19,450
〃	Accrued income		9	9
〃	Unearned revenue		446	578
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment	Account receivables		64	2,823
Future-Creation Neoplux Venture Capital Fund	Account receivables		4,233	4,137
Neoplux Market-Frontier Secondary Fund	Account receivables		276	1,630
Gyeonggi-Neoplux Superman Fund	Account receivables		149	186
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		241	25
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		-	3
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		4,525	4,528
Neoplux No.3 Private Equity Fund	Account receivables		746	748
NV Station Private Equity Fund	Deposits		47	100
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Unearned revenue		53	76
IGIS Private Real Estate Investment Trust 286	Other loans		-	436
Genesis North America Power Company No.1 PEF	Other loans		-	2,171
Korea Digital Asset Custody	Deposits		993	-
SW-N Fund	Deposits		819	-
Shinhan Smilegate Global PEF I	Unearned revenue		233	-
Key management personnel and their immediate relatives:	Loans		4,641	5,144
	Assets		69,167	98,852
	Liabilities	~~W~~	79,377	44,404

(*) Excluded from the associates due to disposal and liquidation for the three-month period ended March 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2021 and 2020 are as follows:

Related party	Account		March 31, 2021	March 31, 2020
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	700	983
〃	Reversal of allowance for credit loss		-	4
〃	Interest expense		(4)	-
〃	General and administrative expenses		(1)	(1)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		91	-
BNP Paribas Cardif General Insurance	Fees and commission income		3	2
〃	Other operating income		-	99
SM New Technology Business Investment Fund I	Fees and commission income		24	-
Partners 4th Growth Investment Fund	Interest expense		(3)	(2)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		129	54
Synergy-Shinhan Mezzanine New Technology Investment Fund(*)	Fees and commission income		-	39
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		62	-
GX Shinhan interest 1st Private Equity Fund(*)	Fees and commission income		-	174
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		90	90
SHC ULMUS Fund No.1(*)	Fees and commission income		-	19
Shinhan-PS Investment Fund No.1	Fees and commission income		5	5
Nomura investment property trust No.19	Interest income		-	130
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		111	671
KOREA FINANCE SECURITY	Fees and commission income		3	3
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		67	69
Shinhan-Rhinos 1 Fund	Fees and commission income		47	64
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		25	19
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		60	60
One Shinhan Global Fund 1	Fees and commission income		74	107
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		14	56
Korea Credit Bureau	Fees and commission income		3	4
〃	Interest expense		(5)	-
Goduck Gangil1 PFV Co., Ltd.	Interest income		227	227
SBC PFV Co., Ltd.	Interest expense		(1)	(1)
IMM Global Private Equity Fund	Interest income		6	6
〃	Interest expense		(5)	(6)
Goduck Gangil10 PFV Co., Ltd.	Interest income		69	76
〃	Fees and commission income		-	1,435
〃	Interest expense		-	(1)
〃	Provision for credit losses		-	(63)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2021 and 2020 are as follows (continued):

Related party	Account		March 31, 2021	March 31, 2020
Investments in associates (continued):
COSPEC BIM tech	Interest income	~~W~~	41	-
〃	Provision for credit losses		95	-
Korea Omega Project Fund I	Fees and commission income		44	-
EDNCENTRAL Co.,Ltd.	Interest income		276	-
〃	Fees and commission income		133	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment	Fees and commission income		64	-
Future-Creation Neoplux Venture Capital Fund	Interest income		1	-
〃	Fees and commission income		96	-
Neoplux Market-Frontier Secondary Fund	Fees and commission income		246	-
Gyeonggi-Neoplux Superman Fund	Fees and commission income		150	-
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		241	-
NewWave 6th Fund	Fees and commission income		303	-
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		124	-
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		4	-
Neoplux No.3 Private Equity Fund	Fees and commission income		746	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Fees and commission income		23	-
Shinhan Smilegate Global PEF I	Fees and commission income		5	-
Key management personnel and their immediate relatives
Interest income			30	50
		~~W~~	4,413	4,372

(*) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020.

(c) Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2021 and 2020 are as follows:

		March 31, 2021	March 31, 2020
Short-term employee benefits	~~W~~	5,698	4,621
Severance benefits		249	152
Share-based payment transactions(*)		4,846	(3,042)
	~~W~~	10,793	1,731

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties (continued)

(d) The guarantees and purchase agreement provided between the related parties as of March 31, 2021 and December 31, 2020 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		March 31, 2021	December 31, 2020	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line
Shinhan Card	BNP Paribas Cardif Life Insurance		894	919	Unused credit line
〃	BNP Paribas Cardif General Insurance		221	229	Unused credit line
Shinhan Financial Group Co.,Ltd. and Subsidiaries	Structured entities		130,717	135,459	Securities purchase agreement

(e) Details of collaterals provided by the related parties as of March 31, 2021 and December 31, 2020 are as follows:

Provided to	Provided by	Pledged assets		March 31, 2021	December 31, 2020
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	Hyungje art printing	Properties		120	120
	Goduck Gangil1 PFV Co., Ltd.	Collateral trust		-	28,800
	Goduck Gangil10 PFV Co., Ltd.	Collateral trust		13,000	13,000
Total			~~W~~	25,120	53,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

29.  Related parties (continued)

(f) Details of significant loan transactions with related parties for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

			March 31, 2021
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	3	11,976
	IGIS PRIVATE REAL ESTATE TRUST NO.331		9,688	-	(9,769)	81	-
	EDNCENTRAL Co.,Ltd.		19,381	-	-	69	19,450
	Goduck Gangil1 PFV Co., Ltd.		24,000	-	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd.		9,400	200	-	-	9,600
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech		151	-	-	(151)	-
Total		~~W~~	75,393	200	(9,769)	2	65,826

(*) The effect of changes in credit loss allowance is included.

			December 31, 2020
Classification	Company		Beginning	Loan	Recover	Others(*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	-	11,973
	IGIS PRIVATE REAL ESTATE TRUST NO.331		-	10,000	-	(312)	9,688
	EDNCENTRAL Co.,Ltd.		-	20,000	-	(619)	19,381
	Goduck Gangil1 PFV Co., Ltd.		24,000	-	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd.		-	28,200	(18,800)	-	9,400
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech(*2)		-	-	-	151	151
Total		~~W~~	36,773	58,200	(18,800)	(780)	75,393

(*1) The effect on changes in allowance for credit loss is included.

(*2) For the year ended December 31, 2020, it is incorporated as a related party, and has marked the balance as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021	December 31, 2020
Total assets:
Asset-backed securitization	~~W~~	261,205,449	253,958,036
Structured financing		296,985,988	257,475,395
Investment fund		226,181,411	203,863,889
	~~W~~	784,372,848	715,297,320

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	3,000	284,644	-	287,644
Loan at amortized cost		455,433	12,575,552	78,285	13,109,270
Securities at fair value through profit or loss		4,251,228	294,009	11,490,256	16,035,493
Derivate assets		6,476	27,505	-	33,981
Securities at fair value through other comprehensive income		2,362,010	135,122	-	2,497,132
Securities at amortized cost		6,227,067	-	-	6,227,067
Other assets		1,672	21,027	29,920	52,619
	~~W~~	13,306,886	13,337,859	11,598,461	38,243,206
Liabilities:
Other liabilities	~~W~~	1,832	21,424	-	23,256

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2021 and December 31, 2020 are as follows (continued):

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,007	396,006	-	406,013
Loan at amortized cost		882,708	11,631,322	80,166	12,594,196
Securities at fair value through profit or loss		4,703,527	200,966	9,403,611	14,308,104
Derivate assets		10,353	1,050	-	11,403
Securities at fair value through other comprehensive income		2,105,239	122,664	-	2,227,903
Securities at amortized cost		6,294,228	-	-	6,294,228
Other assets		2,019	59,980	4,936	66,935
	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
Liabilities:
Derivate liabilities	~~W~~	582	-	-	582
Other liabilities		2,610	21,421	-	24,031
	~~W~~	3,192	21,421	-	24,613

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of March 31, 2021 and December 31, 2020 are as follows:

		March 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	13,306,886	13,337,859	11,598,461	38,243,206
ABS and ABCP commitments		940,659	2,300	1,886,288	2,829,247
Loan commitments		615,141	972,242	858	1,588,241
Guarantees		185,394	-	-	185,394
Others		-	83,560	-	83,560
	~~W~~	15,048,080	14,395,961	13,485,607	42,929,648

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
ABS and ABCP commitments		932,113	2,300	1,923,035	2,857,448
Loan commitments		618,030	707,860	-	1,325,890
Guarantees		87,293	-	-	87,293
Others		-	123,210	5,887	129,097
	~~W~~	15,645,517	13,245,358	11,417,635	40,308,510

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

31. Business combination

(a) Shinhan Venture Investment Co., Ltd.

i) General information

As of September 29, 2020, the Group gained control of Neoplux Co., Ltd. as a subsidiary by acquiring a 96.77% (97.08% stake of voting rights) stake and reporting to the Financial Services Commission about the transfer of subsidiary. As of December 30, 2020, the Group acquired the remaining shares, and Neoplux Co., Ltd. became a wholly owned subsidiary of the Group. Also, the name is changed from Neoplux Co., Ltd. to Shinhan Venture Investment Co., Ltd. The main reason for business combination is to promote investment financing and secure new business opportunities in the investment banking sector.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	179
Investment assets in the long-term		463
Venture capital investment assets		38,800
Private equity investment company investment assets		12,230
Property and equipment		835
Intangible assets(*2)		1,254
Other assets(*3)		18,911
		72,672
Liabilities:
Borrowings		9,000
Other liabilities		4,804
		13,804
Fair value of the identifiable net assets	~~W~~	58,868

(*1) The accounting for the acquisition of Shinhan Venture Investment Co., Ltd. is tentatively determined using the identifiable assets and liabilities recognized by Shinhan Venture Investment Co., Ltd. at the time of business combination. As of March 31, 2021, the acquisition has not completed the identification of intangible assets for allocation and the fair value assessment of identifiable assets and liabilities. The goodwill may vary depending on the results of the fair value assessment of the identifiable assets and liabilities for the allocation of the consideration.

(*2) The contract balance recognized as a business combination includes ~~W~~ 793 million. The contract balance that Shinhan Venture Investment Co., Ltd. has is considered an important asset that can generate additional revenue in the future. Therefore, it is assessed at fair value through the Multi-period Excess Earning Method.

(*3) During the business combination, the Group has acquired receivables that are fair value of ~~W~~ 15,803 million, and the total contract amount is ~~W~~ 15,803 million. There is no contractual cash flow that is not expected to be recovered from the receivables.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

31. Business combination (continued)

(a) Shinhan Venture Investment Co., Ltd. (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	71,128
Fair value of identifiable net assets		(58,868)
Non-controlling interests(*)		1,718
Goodwill	~~W~~	13,978

(*) For the year ended December 31, 2020, the non-controlling interests for Shinhan Venture Investment Co., Ltd. are measured at proportionate shares of non-controlling interests in the acquiree's identifiable net assets for Shinhan Venture Investment Co., Ltd. At the business combination, the goodwill is generated because the transfer price includes the premium of corporate control paid to acquire Shinhan Venture Investment Co., Ltd. The transfer price for the business combination includes expected synergies, future market growth, and the amount related to human resources. These benefits are not recognized separately from goodwill because it does not meet the recognition requirements for identifiable intangible assets.

iv) If Has Shinhan Venture Investment Co., Ltd. consolidated as of January 1, 2020, the consolidated operating loss and net loss for the three-month period ended March 31, 2020 of the Group, which would have been included in the consolidated statement of comprehensive income, were ~~W~~ 1,068 million and ~~W~~ 1,052 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

32.  Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with IFRS No.1109 ‘Financial Instruments’. Accordingly, the default rate applied in estimating allowance for expected credit loss for the year ended December 31, 2020 was re-estimated using changed forward-looking information on GDP growth rate and private consumption index, which were major variables for calculating the default rate. As of March 31, 2021, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the economic effects of the COVID-19.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows:

(a) Shinhan Bank

		March 31, 2021
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	117,515	3,352,138	676,541	233,722	97,228	1,883,849	114,209	6,475,202
Securities at fair value through profit or loss		-	-	13,239	-	-	4,286	2,491	20,016
Securities at fair value through other comprehensive income		59,307	-	207,136	-	6,817	10,216	-	283,476
Off-balance accounts		414,618	277,754	3,078,747	9,043	135,519	931,965	56,435	4,904,081
	~~W~~	591,440	3,629,892	3,975,663	242,765	239,564	2,830,316	173,135	11,682,775

(b) Shinhan Card Co., Ltd.

		March 31, 2021
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	363,254	142,797	395,606	901,657
Off-balance accounts		305,666			305,666

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020(Unaudited), and December 31, 2020

(In millions of won)

32.  Uncertainty due to changes in domestic and global economic conditions (continued)

(c) Jeju Bank

March 31, 2021
		Airlift passenger	Lodging	Art-related	Movie theater	Travel	Total
Loans at amortized cost	~~W~~	-	227,694	5,375	596	25,783	259,448
Off-balance accounts		3	3,927	141	-	870	4,941
	~~W~~	3	231,621	5,516	596	26,653	264,389

As of March 31, 2021, the exposure of the borrowers who applied for moratorium of interest payments and moratorium of repayment in installments is as follows:

(a) Shinhan Bank

		Exposure
Moratorium of interest payments	~~W~~	238,840
Moratorium of repayment in installments		1,185,535
Moratorium of interest payments and moratorium of repayment in installments		78,771
	~~W~~	1,503,146

(b) Jeju Bank

		Exposure
Moratorium of interest payments	~~W~~	649
Moratorium of repayment in installments		314,628
Moratorium of interest payments and moratorium of repayment in installments		8,210
	~~W~~	323,487